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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tesco plc

*CURRENT ADDRESS Tesco House

Delamare Road

Cheshunt Herts EN8 9SL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3277 FISCAL YEAR 2/22/02

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 1/22/04



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TESCO
₩ 2,002

ESCO

TESCO PLC

O PLC ANNUAL REPORT AND FINANCIAL STATEMENTS 2002

UNITED KINGDOM



REPUBLIC OF IRELAND



HUNGARY



POLAND



CZECH REPUBLIC



SLOVAK REPUBLIC



THAILAND



...CO OPERATES **979 STORES** EMPLOYS **260,000**

SOUTH KOREA



...**OPLE** GIVING US ACCESS TO A POPULATION OF

TAIWAN



...**MILLION** ACROSS OUR **10 MARKETS**

MALAYSIA




17,447°
18,546
20,358
22,773
25,654
98
99
00
01
02
GROUP SALES £m

GROUP SALES	UP	12.7%
GROUP PROFIT BEFORE TAX†	UP	14.1%
EARNINGS PER SHARE† (adjusted diluted)	UP	13.9%
DIVIDEND PER SHARE	UP	12.4%


817°
881
955
1,070
1,221
98
99
00
01
02
GROUP PROFIT BEFORE TAX† £m

	2002 52 weeks
Group sales (including value added tax) (£m)	25,654
Profit on ordinary activities before tax† (£m)	1,221
Earnings per share† (adjusted diluted) (p)	12.14
Dividend per share (p)	5.60
Group enterprise value (market capitalisation plus net debt) (£m)	21,290


8.70°
9.37
10.18
11.31††
12.14
98
99
00
01
02
EARNINGS PER SHARE (adjusted diluted) pence

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

‡ Restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred Tax'.

†† Excluding impact of FRS 19, 'Deferred Tax'.

° 52 weeks pro forma.



17,147*
18,546
20,358
22,773
25,654
GROUP SALES
UK SALES
15,818*
17,091
18,334
19,884
21,685
98
99
00
01
02

GROUP PERFORMANCE £m



841
1,067
1,488
1,944
2,027
GROUP
UK
757
848
909
1,206
1,276
98
99
00
01
02

CAPITAL EXPENDITURE £m



11.6
17.7
14.0
1 year
3 years
5 years

TOTAL SHAREHOLDER RETURN RELATIVE TO THE FTSE 100 %



12.7*
8.0
7.4
8.5
9.1
TOTAL
FOR LIKE
6.1*
4.0
4.2
4.8
6.2
98
99
00
01
02

UK SALES GROWTH %

This operating and financial review analyses the performance of the Tesco Group in the financial year ended 23 February 2002. It also explains other aspects of the Group's results and operations including taxation and treasury management.

GROUP SUMMARY

	2002 £m	2001 £m	Change %
Group sales (including value added tax)	25,654	22,773	12.7
Group operating profit (prior to goodwill amortisation)	1,332	1,174	13.5
Profit on ordinary activities before tax[1]	1,221	1,070	14.1
Adjusted diluted earnings per share[1]	12.14p	10.66p[2]	13.9
Dividend per share	5.60p	4.98p	12.4

UK PERFORMANCE

	2002 £m	2001 £m	Change %
Sales (including value added tax)	21,685	19,884	9.1
Operating profit	1,213	1,100	10.3

REST OF EUROPE PERFORMANCE

	2002 £m	2001 £m	Change %
Sales (including value added tax)	2,475	1,970	25.6
Operating profit	90	70	28.6

ASIA PERFORMANCE

	2002 £m	2001 £m	Change %
Sales (including value added tax)	1,494	919	62.6
Operating profit	29	4	625.0



168.75
253.50
Feb 99
Feb 00
Feb 01
Feb 02

TESCO SHARE PRICE OVER LAST 3 YEARS pence

[1] Excluding net loss on disposal of fixed assets and goodwill amortisation.

[2] Restated due to the adoption of FRS 19, 'Deferred Tax'.

* 52 weeks pro forma

GROUP PERFORMANCE

Group sales including VAT increased by 12.7% to £25,654m (2001 – £22,773m).

Group profit on ordinary activities before tax (excluding net loss on disposal of fixed assets and goodwill amortisation) increased by 14.1% to £1,221m.

Group capital expenditure was £2,027m (2001 – £1,944m) including £219m for lease buybacks and freehold purchases. UK capital expenditure was £1,276m, including £498m on new stores, £219m for lease buybacks and freehold purchases and £270m on extensions and refits. Total international capital expenditure was £751m including £426m in Asia. In the year ahead we forecast Group capital expenditure to be £2.0bn.

Group net debt in the year increased by £756m to £3,560m (2001 – £2,804m), with gearing increasing to 64% (2001 – 56%[2]).

GROUP INTEREST AND TAXATION

Net interest payable was £153m (2001 – £125m). This increase resulted from additional borrowings to fund our investment plans.

Tax has been charged at an effective rate of 30.9% (2001 – 31.6%[2]). Prior to accounting for the net loss on disposal of fixed assets and goodwill amortisation, our underlying tax rate was 30.4% (2001 – 31.1%[2]).

SHAREHOLDER RETURNS AND DIVIDENDS

Adjusted diluted earnings per share (excluding net loss on disposal of fixed assets and goodwill amortisation) increased by 13.9% to 12.14p (2001 – 10.66p[2]).

The Board has proposed a final dividend of 3.93p (2001 – 3.50p) giving a total dividend for the year of 5.60p (2001 – 4.98p). This represents an increase of 12.4% and a dividend cover of 2.17 times.

Shareholders' funds, before minority interests, increased by £552m. This was due to retained profits of £440m, new shares issued less expenses of £100m, and gains on foreign currency translation of £12m. As a result, return on shareholders' funds was 23.2%.

Total shareholder return, which is measured as the percentage change in the share price plus the dividend, has been 20.2% over the last five years, compared to the FTSE 100 average of 6.2%. Over the last three years it has been 15.0%, compared to the FTSE 100 average of (2.7)%. In the last year, total shareholder return in Tesco was (2.7)% compared to the FTSE 100 average of (14.3)%.

UK

UK sales grew by 9.1% to £21,685m (2001 – £19,884m) of which 6.2% came from existing stores and 2.9% from net new stores. Existing store growth has been driven by strong volumes and we have seen 0.6% deflation in our core business.

Our customer focused strategy and commitment to value have delivered increased market share and we see plenty of opportunity for future growth.

UK operating profit was 10.3% higher at £1,213m (2001 – £1,100m) with an operating margin held flat at 6.0%.

The tesco.com operations achieved sales of £356m (2001 – £237m) and excluding USA start-up costs, made a profit of £0.4m (2001 – loss £9m).

As part of our store development programme we opened 55 new stores comprising seven Extras, 17 Superstores, one Metro and 30 Express stores. Including extensions and refits we opened 1.3m sq ft of new space and expect to open a further 1.5m sq ft in the coming year.

REST OF EUROPE

In the Rest of Europe sales rose by 25.6% to £2,475m (2001 – £1,970m) and contributed an operating profit of £90m, up from £70m last year.

Sales in the Republic of Ireland grew by 8.9%, and our customers continue to benefit from the extended range, improved service and better value.

In Central Europe sales were up 39.4%. We opened 16 hypermarkets in the year giving us 52 in total. This gives us total space in Central Europe of 6.4m sq ft.

ASIA

In the year, our Asian businesses had sales of £1,494m (2001 – £919m), up 62.6% on the previous year and made an operating profit of £29m (2001 – £4m).

Our profitable business in Thailand, comprising 33 hypermarkets, had strong sales growth of 36.3%. We currently have 3.8m sq ft of selling space in Thailand which will increase to 4.7m sq ft by the end of next year.

In South Korea we are ahead of our profit plan. We opened seven hypermarkets, giving us 14 in total, with sales up 124.0%.

In Taiwan we opened two hypermarkets bringing our total to three. Profit from Thailand and South Korea has been partly offset by start-up losses in Taiwan.

In Malaysia we plan to open our first hypermarket in May 2002.

JOINT VENTURES AND ASSOCIATES

Our total share of profit from joint ventures and associates was £42m compared to £21m last year. Within this, our share of Tesco Personal Finance pre-tax profit has risen sharply to £20m (2001 – £3m).


680
817
1,216
1,298
1,296
98 99 00 01 02
UK SALES AREA OPENED
000 sq ft


2
21
38
68
102
98 99 00 01 02
NUMBER OF INTERNATIONAL HYPERMARKETS


37
46
50
74
119
98 99 00 01 02
INTERNATIONAL PROFIT
£m


(28)
(8)
6
40
99 00 01 02
TESCO PERSONAL FINANCE
PRE-TAX PROFIT/(LOSS)
£m

FINANCIAL RISKS AND TREASURY MANAGEMENT

The treasury function is mandated by the Board to manage the financial risks that arise in relation to underlying business needs. The Board establishes the function's policies and operating parameters and routinely reviews its activities, which are also subject to regular audit. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default by counterparties to financial transactions (credit risk), and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The balance sheet positions at 23 February 2002 are representative of the positions throughout the year.

FUNDING AND LIQUIDITY

The Group finances its operations by a combination of retained profits, long and medium term debt capital market issues, commercial paper, bank borrowings and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit ratings from Moody's and Fitch are Aa3 and AA- respectively, consistent with last year. During the year new funding of £1,201m was arranged including net new committed bank facilities of £156m and medium term notes and bonds of £983m maturing between 2004 and 2025. At the year end net debt was £3,560m (2001 – £2,804m) and the average debt maturity was six years (2001 – seven years).

INTEREST RATE RISK MANAGEMENT

The objective is to limit our exposure to increases in interest rates. Forward rate agreements, interest rate swaps and caps are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap between 30% and 70% of actual and projected debt interest costs, although a higher percentage may be fixed within a 12 month horizon. Forward start interest rate swaps are used to manage projected debt interest costs where appropriate.

At the year end, £1.7bn, 46%, of net debt was in fixed rate form (2001 – £1.3bn, 47%), with a further £100m, 3%, of net debt capped, as detailed in note 21. Fixed rate debt includes £372m of funding linked to the Retail Price Index (2001 – £203m). This debt reduces interest rate risk by diversifying our funding portfolio. The balance of the debt is in floating rate form.

The average rate of interest paid during the year was 6.3% (2001 – 6.6%). A 1% rise in UK interest rates would reduce profit before tax by less than 2%. Changes in interest rates in other currencies would have no significant impact on Group profit.

FOREIGN CURRENCY RISK MANAGEMENT

Our principal objective is to reduce the risk to short-term profit of exchange rate volatility. Currency exposures that could significantly impact the profit and loss account are hedged, typically using forward purchases or sales of foreign currencies. However, we do not routinely hedge profit translation risk (the risk of overseas profit falling in sterling terms). We also seek to mitigate the effect of currency movements reducing the value of our overseas investments by arranging borrowings (either directly or via foreign exchange transactions), in matching currencies where this is cost effective. Our objectives are to maintain a low cost of borrowing while partially hedging against currency depreciation.

During the year currency movements had minimal impact on profit and increased net assets overseas by £12m. At the year end forward foreign currency purchases equivalent to £247m were outstanding (2001 – £220m). See note 21.

CREDIT RISK

The objective is to reduce the risk of loss arising from default by parties to financial transactions. The risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

The Directors present their annual report to shareholders on the affairs of the Group together with the audited consolidated financial statements of the Group for the 52 weeks ended 23 February 2002.

PRINCIPAL ACTIVITY AND BUSINESS REVIEW

The principal activity of the Group is the operation of food stores and associated activities in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovak Republic, Thailand, South Korea and Taiwan. A review of the business is contained in the Annual Review and Summary Financial Statement 2002 which is published separately and, together with this document, comprises the full Tesco PLC Annual Report and Financial Statements.

GROUP RESULTS

Group sales including VAT rose by £2,881m to £25,654m, representing an increase of 12.7%. Group profit on ordinary activities before taxation, net loss on disposal of fixed assets and goodwill amortisation was £1,221m compared with £1,070m for the previous year, an increase of 14.1%. Including net loss on disposal of fixed assets and goodwill amortisation, Group profit on ordinary activities before taxation was £1,201m. The amount allocated to the employee profit-sharing scheme this year was £48m as against £44m last year. After provision for tax of £371m, minority interests of nil and dividends, paid and proposed, of £390m, profit retained for the financial year amounted to £440m.

DIVIDENDS

The Directors recommend the payment of a final dividend of 3.93p per ordinary share to be paid on 28 June 2002 to members on the Register at the close of business on 19 April 2002. Together with the interim dividend of 1.67p per ordinary share paid in December 2001, the total for the year will be 5.60p compared with 4.98p for the previous year, an increase of 12.4%.

TANGIBLE FIXED ASSETS

Capital expenditure amounted to £2,027m compared with £1,944m the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the book value of £9,484m included in these financial statements.

SHARE CAPITAL

The authorised and issued share capital of the company, together with details of the shares issued during the period, are shown in note 24 to the financial statements.

COMPANY'S SHAREHOLDERS

The company is not aware of any ordinary shareholders with interests of 3% or more.

DIRECTORS AND THEIR INTERESTS

The names and biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2002.

Sir Terry Leahy, Mr J Gildersleeve, Mr T J R Mason and Mr D T Potts retire from the Board by rotation and being eligible offer themselves for re-election.

The service contracts of Sir Terry Leahy, Mr J Gildersleeve, Mr T J R Mason and Mr D T Potts are terminable on two years' notice from the company.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the report of the Directors on remuneration set out on pages 10 to 14.

At no time during the year did any of the Directors have a material interest in any significant contract with the company or any of its subsidiaries.

EMPLOYMENT POLICIES

The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to Tesco success.

A key business priority is to provide First Class Service to the customer. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of gender, marital status, race, age or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a staff magazine called Tesco Today, videos and staff briefing sessions.

Staff attitudes are frequently researched through surveys and store visits, and management seeks to respond positively to the needs of employees.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme, the savings-related share option scheme (Save-As-You-Earn) and the Partnership Share Plan (Buy-As-You-Earn).

POLITICAL AND CHARITABLE DONATIONS

Contributions to community projects and to charity amounted to £2,414,000 (2001 – £1,448,000). Including gifts in kind, total donations amounted to £8,983,000 (2001 – £7,803,000).

There were no political donations (2001 – nil). During the year the Group made contributions of £3,200 (2001 – nil) in the form of sponsorship for political conferences.

SUPPLIER PAYMENT POLICY

Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors in its balance sheet. The Group pays its creditors on a timely basis which varies according to the type of product and territory in which the suppliers operate.

GOING CONCERN

The Directors consider that the Group and the company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts, the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

AUDITORS

PricewaterhouseCoopers have expressed their willingness to continue in office. In accordance with section 385 of the Companies Act 1985, a resolution proposing the re-appointment of PricewaterhouseCoopers as auditors of the company will be put to the Annual General Meeting.

ANNUAL GENERAL MEETING

A separate circular accompanying the annual accounts explains the special business to be considered at the Annual General Meeting on 14 June 2002.

By Order of the Board
Rowley Ager
Secretary
9 April 2002

Tesco PLC
Registered Number: 445790

corporate governance

STATEMENT OF APPLICATION OF PRINCIPLES OF THE COMBINED CODE

The Group is committed to high standards of corporate governance. This statement describes the manner in which the company has applied the principles set out in the Combined Code on Corporate Governance.

DIRECTORS

The Board of Tesco PLC comprises eight Executive Directors and six independent Non-executive Directors. The Chairman, Mr J A Gardiner, is an independent Non-executive Director who has a primary responsibility of running the Board. The Chief Executive, Sir Terry Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions. In addition, Mr G F Pimlott is the senior Non-executive Director. The Board ensures that no one individual or group dominates the decision-making process.

The full Board meets ten times a year and annually devotes two days to a conference with senior executives on longer-term planning giving consideration both to the opportunities and risks of future strategy. The Board manages overall control of the Group's affairs by the schedule of matters reserved for its decision. Insofar as corporate governance is concerned, these include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management policies and succession plans for senior executives. To enable the Board to make considered decisions, a written protocol exists and has been communicated to senior managers ensuring that relevant information is made available to all Board members in advance of Board meetings. All Directors have access to the services of the Company Secretary and may take independent professional advice at the company's expense in the furtherance of their duties.

The Board delegates day-to-day and business management control to the Executive Committee which comprises the Executive Directors. This meets formally every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee is responsible for implementing Group policy, the monitoring and performance of the business and reporting to the full Board thereon.

Appointments to the Board for both Executive and Non-executive Directors are the responsibility of the Nominations Committee which is chaired by Mr J A Gardiner and whose members are set out in the table on page 9.

As exemplified by the section on 'Directors and their interests' within the Directors' report on pages 5 and 6, the company's Articles of Association ensure that on a rotational basis Directors resign every three years and, if they so desire and are eligible, offer themselves for re-election.

The Board has also established a Compliance Committee whose purpose is to ensure that the Board discharges its obligations to avoid civil and criminal liability. The Committee, comprising two Executive Directors and three members of senior management, normally meets four times a year.

DIRECTORS' REMUNERATION

The Board has a long-established Remuneration Committee, composed entirely of Non-executive Directors, which is chaired by Mr C L Allen. The members are set out in the table on page 9. The responsibilities of the Remuneration Committee together with an explanation of how it applies the Directors' remuneration principles of the Combined Code are set out in the report of the Directors on remuneration on pages 10 to 14.

RELATIONS WITH SHAREHOLDERS

The Board attaches a high importance to maintaining good relationships with all shareholders and, primarily through the Investor Relations department, ensures that shareholders are kept informed of significant company developments. During the year, Executive Directors have met with 108 of our leading shareholders representing over 55% of the issued shares of the company.

While the focus of dialogue is with institutional shareholders to whom regular presentations are made on company direction, care is exercised to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time in accordance with the Financial Services Authority requirements.

The Board regards the Annual General Meeting as an opportunity to communicate directly with all investors. The Chairman, Executive Directors and chairmen of the Audit and Remuneration Committees attend the Annual General Meeting and are available to answer questions from shareholders present.

Each year end, every shareholder may choose to receive a full Annual Report and Financial Statements or an abbreviated Annual Review and Summary Financial Statement. At the half year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website, www.tesco.com/corporateinfo

ACCOUNTABILITY AND AUDIT

The Board has an Audit Committee, chaired by Mr J W Melbourn and consisting entirely of Non-executive Directors, which meets a minimum of three times a year. Membership of the Audit Committee is set out in the table on page 9. Its terms of reference represent current best practice. The Committee's primary responsibilities include monitoring the system of internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual financial statements before submission to the Board. In terms of financial reporting, an assessment of Group performance is set out in the operating and financial review on pages 2 to 4.

INTERNAL CONTROL

The Board has overall responsibility for internal control, including the system of risk management, and sets appropriate policies having regard to the objectives of the Group. Executive management has the responsibility for the identification, evaluation and management of risks and for the implementation and maintenance of control systems in accordance with the Board's policies.

The Board, through the Audit Committee, has reviewed the effectiveness of the systems of internal control for the accounting year and the period to the date of approval of the financial statements, although it should be understood that such systems are designed to provide reasonable but not absolute assurance against material misstatement or loss.

The Group operates an objectives-driven approach aimed at satisfying its core purpose that translates into a rolling five-year business plan. The plan covers both revenue and capital expenditure and forms the basis of business plans for all parts of the Group. From this the Board, together with monitoring regimes based upon a balanced scorecard, agrees the annual revenue and capital budgets. The scorecard sets out targets for a wide variety of key performance indicators and a quarterly review of achievement is considered at Board level. This process establishes the control framework and risk appetite.

The capital investment programme is subject to formalised review procedures requiring key criteria to be met. All major initiatives require business cases to be prepared, normally covering a minimum period of five years. Post-investment appraisals are also carried out.

At the macro level, the Board considers risk every time it meets and significant risks are reviewed regularly. The two-day Board Conference, referred to earlier, considers where future opportunities and risks lie and helps shape our corporate strategy going forward.

At an operational level, internal controls have been developed in line with the risk appetite and are subject to regular internal and external audit. Routines exist which ensure that significant control failures or events that represent risks to the Group's objectives are escalated to senior management and the Board, if necessary, on a daily, weekly and periodic basis to allow timely corrective action to be taken. The Board acknowledges that the Group operates in an ever-changing environment, both externally in meeting the challenges in a competitive marketplace and internally through the development of new business streams, systems and procedures. The Board has established a change management process that includes an evaluation of risks and an identification of controls.

The Executive Committee sets aside sufficient time for an annual assessment of the effectiveness of managing the key risks and takes appropriate action depending upon the outcome of their assessment. This is then communicated and discussed with the Board.

A programme of communication exists and is constantly being developed to ensure that all staff are aware of the parameters that constitute acceptable business performance and the expectations of the Board in managing risk. This provides clear definition of the Group's purpose and goals, accountabilities, responsibilities and the scope of permitted activities of companies within the Group, executive functions and individual staff. The Group employs over 260,000 people including over 1,700 senior managers. Management control exists at all levels and is regulated by cascading limits of authority.

Underpinning the internal control process is the whole system of monitoring risk and control. The monitoring of strategic and operational risks are responsibilities of the Board and line managers respectively. The internal audit function also operates on a risk-based approach providing a level of expertise to management in fulfilling their risk responsibilities and assisting in the mapping of risks and controls. PricewaterhouseCoopers, our external auditors, contribute a further independent perspective on certain aspects of the internal financial control system arising from their work and annually report their findings to the Audit Committee. Overall, the Audit Committee seeks to ensure that the whole management process provides adequate control mechanisms over all major risks to the Group.

To ensure that the international expansion of the Group takes place within agreed policies and procedures, two further control committees have been established, reporting to the Audit Committee. They focus on activities in Europe and Asia respectively.

Other specialist functions within the Group, notably Trading Law and Technical and Company Secretariat, provide assurance and advice on health and safety, regulatory and legal compliance and environmental issues. These functions report their findings on a regular basis to the Compliance Committee.

CORPORATE SOCIAL RESPONSIBILITY

Corporate Social Responsibility reflects one of our values – 'treating people how we like to be treated'. As such, we recognise our responsibility to communities and to the environment, wherever we operate.

More detailed information about Tesco's commitment to Corporate Social Responsibility is available at www.tesco.com/everylittlehelps

PENSION FUNDS

The assets of the pension funds established for the benefit of the Group's employees are held separately from those of the Group. A trustee company manages both the Tesco PLC Pension Scheme and the remaining assets of the Tesco PLC Money Purchase Pension Scheme. During the year, over 99% of eligible staff took the opportunity to change their future pension entitlement from the Money Purchase Pension Scheme to a defined benefit scheme under the overall control of the Tesco PLC Pension Scheme. The trustee company Board comprises one Executive Director, three senior managers and five members appointed from staff and pensioners. Management of the assets is delegated to a number of independent fund managers. These fund managers have discretion to invest in shares of Tesco PLC, but only to the proportional weighting of the shares in the total market. Details of pension commitments are set out in note 27 to the financial statements on pages 37 and 38.

STATEMENT OF COMPLIANCE WITH THE CODE PROVISIONS IN THE COMBINED CODE

Throughout the year ended 23 February 2002 the company has been in compliance with all of the Code Provisions set out in Section 1 of the Combined Code on Corporate Governance, except as with regard to provision B.1.7 on the length of Directors' service agreements, details of which are set out in the report of the Directors on remuneration on page 11.

BOARD COMMITTEE MEMBERSHIP

BOARD COMMITTEE MEMBERSHIP	Nominations Committee	Remuneration Committee	Audit Committee	Compliance Committee
Independent Directors				
Mr J A Gardiner	•			
Mr G F Pimlott	•	•	•	
Mr J W Melbourn	•	•	•	
Mr C L Allen	•	•	•	
Dr H Einsmann	•			
Executive Directors				
Sir Terry Leahy	•			
Mr R S Ager				•
Mr P A Clarke				•

DIRECTORS' REMUNERATION POLICY

The remuneration packages, including contract periods, of Executive Directors are determined by the Remuneration Committee (the Committee). It ensures that the remuneration package is appropriate for their responsibilities, taking into consideration the overall financial and business position of the Group, the highly competitive industry of which the Group is part and the importance of recruiting and retaining management of the appropriate calibre. The remuneration of the Non-executive Directors is determined by the Board as a whole on the recommendation of the Executive Committee after considering external market research.

COMPLIANCE

The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A of the Combined Code. In framing the remuneration policy, full consideration has been given to the best practice provisions set out in Schedule B, annexed to the Listing Rules. The auditors' report set out on page 15 covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority.

Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 11 to 14.

The following summarises the remuneration packages for Executive Directors. Copies of the Executive Directors' contracts of employment are available for inspection by shareholders as required.

BASE SALARY AND BENEFITS

The base salary, contract periods, benefits (which comprise car benefits, life assurance, disability and health insurance) and other remuneration issues of Executive Directors and other senior executives, are normally reviewed annually by the Committee, having regard to competitive market practice supported by two external, independent surveys.

PROFIT-SHARING

The Group operates an approved employee profit-sharing scheme for the benefit of employees, including Executive Directors, with over two years' service with the Group at its year end. Shares in the company are allocated to participants in the scheme on a pro rata basis to base salary earned up to Inland Revenue approved limits.

PARTNERSHIP SHARES

Since January 2002, the Group has operated a Partnership Share Plan (BAYE) for the benefit of employees including Executive Directors. Under this scheme, employees save and subscribe monthly for the purchase of shares at market value in Tesco PLC.

EXECUTIVE INCENTIVE SCHEME

The company operates performance-related award schemes designed to provide a growing element of variable reward to reflect the performance of the Group. The scheme awards are made in shares and align closely the interests of Directors and shareholders.

Long-term share bonuses are awarded annually, based on improvements in earnings per share, achievement of strategic corporate goals and comparative performance against peer companies including total shareholder return. The maximum long-term bonus is 75% of salary. Shares awarded have to be held for a period of four years, conditional upon continuous service with the company. The share equivalent of dividends which would have been paid on the shares is added to the award during the deferral period.

Short-term share bonuses are awarded annually, based on improvements in earnings per share and on the achievement of strategic corporate goals. The maximum short-term bonus payable is 75% of salary, which is augmented by up to a further 37.5% of salary, if the participants elect for the trustees of the scheme to retain the fully paid ordinary shares awarded for a minimum period of two years, conditional upon continuous service with the company. The share equivalent of dividends which would have been paid on the shares is added to the award during the deferral period.

The Committee sets performance targets annually for the incentive scheme for each of the criteria noted above, confirms achievement of performance and awards to be made under the scheme and directs the general administration of the scheme. The Executive Committee has adopted a policy of extending the Group Board executive incentive scheme to a wider body of senior executives within the Group. The scheme rules and awards of this extension are administered on a consistent basis as previously set out for the Executive Directors.

The holding period for both the long-term and short-term shares may be extended to seven and five years respectively by the scheme members. During this holding period, the shares held are increased by 12.5% at the beginning of each year based on the scheme shares held. This holding period may be extended subject to personal shareholding targets set by the Committee being met by the scheme members and is conditional upon continuous employment with the company.

SHARE OPTIONS

Executive Directors are included in executive share option schemes (ESOS), and are eligible to join the employees' savings-related share option scheme (SAYE) when they have completed one year's service.

Executive options granted since 1995 may be exercised only subject to the achievement of performance criteria related to growth in earnings per share, in accordance with ABI guidelines.

PENSIONS

Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at the age of 60, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service. The scheme is a defined benefit pension scheme, which is approved by the Inland Revenue.

SERVICE AGREEMENTS

The Committee has agreed that in future, new appointments of Executive Directors will normally be based on a notice period of 12 months. The Committee reserves the right to vary this period for the initial period of appointment.

Executive Directors appointed before 1 March 2001 have service contracts with entitlement to notice of 24 months.

NON-EXECUTIVE DIRECTORS

Non-executive Directors do not have contracts but each appointment is subject to review every three years. Non-executive Directors receive a basic fee plus an additional sum in respect of committee membership. Mr J A Gardiner has the benefit of the use of a company car.

TABLE 1 Directors' emoluments

				Incentive scheme			
	Salary £000	Profit-sharing £000	Benefits £000	Short-term £000	Long-term £000	Total 2002 £000	Total 2001 £000
Mr J A Gardiner	333	–	14	–	–	347	314
Sir Terry Leahy	842	8	25	819	763	2,457	1,608
Mr D E Reid	651	8	61	635	635	1,990	1,342
Mr R S Ager	417	8	18	409	433	1,285	862
Mr C L Allen	45	–	–	–	–	45	42
Mr P A Clarke	411	8	20	418	284	1,141	653
Dr H Einsmann	33	–	–	–	–	33	30
Mr J Gildersleeve	555	8	68	542	564	1,737	1,189
Mr A T Higginson	460	8	49	457	334	1,308	809
Mr T J R Mason	460	8	22	457	423	1,370	874
Mr J W Melbourn	45	–	–	–	–	45	42
Mrs V Morali	33	–	–	–	–	33	14
Baroness O'Cathain (a)	–	–	–	–	–	–	13
Mr G F Pimlott	58	–	–	–	–	58	55
Mr D T Potts	411	8	16	418	297	1,150	651
Mr J M Wemms (a)	–	–	–	–	–	–	318
	4,754	64	293	4,155	3,733	12,999	8,816

(a) Former Director.

TABLE 2 Gains made on share options

	Number of shares at exercise price (pence)					Value realisable	
	117.7	151.7	176.7	Total	Price at exercise (pence)	2002 £000	2001 £000
Sir Terry Leahy	–	–	–	–	–	–	–
Mr D E Reid	–	–	–	–	–	–	–
Mr R S Ager	–	–	–	–	–	–	795
Mr P A Clarke	–	76,281	17,718	93,999	263.00	100	183
Mr J Gildersleeve	–	–	–	–	–	–	–
Mr A T Higginson	–	–	–	–	–	–	445
Mr T J R Mason	30,000	–	–	30,000	250.25	40	318
Mr D T Potts	–	–	–	–	–	–	287
Mr J M Wemms	–	–	–	–	–	–	–
Date of grant	17.4.1997	7.10.1997	2.3.1998				

The value realisable from shares acquired on exercise is the difference between the fair market value at exercise and the exercise price of the options, although the shares may have been retained. Where individual Directors exercised options on different dates, the price at exercise shown represents an average of the prices on these dates weighted to the number of options exercised. The market price of the shares at 23 February 2002 was 253.50p. The share price during the 52 weeks to 23 February 2002 ranged from 228.75p to 269.50p.

TABLE 3 Pension details of the Directors

	Age at 23 Feb 2002	Years of service	Increase in accrued pension during the year (a) £000	Transfer value of increase during the year £000	Accrued total pension at 23 Feb 2002 (b) £000
Sir Terry Leahy (c)	46	23	39	392	331
Mr D E Reid	55	17	32	457	327
Mr R S Ager	56	16	20	305	226
Mr P A Clarke	41	27	28	229	138
Mr J Gildersleeve	57	37	20	316	334
Mr A T Higginson (d)	44	4	18	169	64
Mr T J R Mason	44	20	19	176	170
Mr D T Potts	44	29	27	259	154

(a) The increase in accrued pension during the year excludes any increase for inflation.

(b) The accrued pension is that which would be paid annually on retirement at 60 based on service to 23 February 2002.

(c) Sir Terry Leahy is entitled to retire at any age from 57 to 60 inclusive with an immediate pension of two-thirds of base salary. Part of his pension may be provided on an unfunded basis within a separate unapproved arrangement.

(d) Part of Mr A T Higginson's benefit, in respect of pensionable earnings in excess of the earnings limit imposed by the Finance Act 1989, is provided on an unfunded basis within a separate unapproved arrangement.

TABLE 4 Share options held by Directors and not exercised at 23 February 2002

Executive share options schemes (1984), (1994) and (1996)

	Number of shares at exercise price (pence)								
	72.3 (a)	72.3 (a)	70.0 (a)	81.0 (a)	90.3	104.0	98.3	151.7	Sub-total
Sir Terry Leahy	62,211	51,150	417,144	471,372	398,523	248,256	523,728	120,660	2,293,044
Mr D E Reid	–	–	11,427	–	–	–	223,728	601,305	836,460
Mr R S Ager	–	–	–	–	–	–	–	299,904	299,904
Mr P A Clarke	–	–	–	–	–	–	–	–	–
Mr J Gildersleeve	–	–	–	–	–	–	122,034	504,999	627,033
Mr A T Higginson	–	–	–	–	–	–	–	–	–
Mr T J R Mason	–	–	–	–	–	–	–	198,669	198,669
Mr D T Potts	–	–	–	–	–	–	–	–	–
Date exercisable (c)	29.10.1995	27.5.1996	10.6.1997	12.8.1997	27.4.1998	13.10.1998	3.7.1999	7.10.2000	

	Number of shares at exercise price (pence)									
	Sub-total b/f	176.7	164.0	178.0	179.4	173.0	209.5	205.0	247.0 (b)	Total
Sir Terry Leahy	2,293,044	–	126,332	–	–	228,901	17,673	780,487	647,773	4,094,710
Mr D E Reid	836,460	–	90,245	–	425,827	117,920	–	604,878	502,024	2,577,354
Mr R S Ager	299,904	89,433	26,831	149,171	–	36,994	182,528	390,243	323,886	1,498,990
Mr P A Clarke	–	–	29,946	146,991	–	277,170	77,683	360,975	299,595	1,192,360
Mr J Gildersleeve	627,033	150,564	56,100	364,092	–	73,988	–	517,073	429,149	2,217,999
Mr A T Higginson	–	373,584	63,415	–	–	76,301	–	419,512	348,178	1,280,990
Mr T J R Mason	198,669	167,076	63,415	270,796	–	87,861	–	429,400	359,678	1,576,895
Mr D T Potts	–	–	38,756	238,730	–	199,827	–	360,975	299,595	1,187,883
Date exercisable (c)		21.5.2001	30.9.2001	28.1.2002	24.5.2002	30.11.2002	20.4.2003	26.6.2003	26.4.2004	

(a) All of the options at 72.3p may be exercised at 61.7p and in the case of Sir Terry Leahy 25% of the options, and in the case of Mr D E Reid 100% of the options at 70.0p and 81.0p respectively may be exercised at 59.7p and 69.0p respectively, as targets related to growth in earnings per share in accordance with ABI guidelines have been achieved.

(b) Options granted in the year.

(c) Date of expiry is seven years from date exercisable, with the exception of the 98.3p and 151.7p options which expire four years from date exercisable.

TABLE 5 Share options held by Directors and not exercised at 23 February 2002

Savings-related share option scheme (1981)

	Number of shares					Value realisable	
	As at 24 Feb 2001	Granted (a)	Exercised	As at 23 Feb 2002	Exercise price pence	2002 £000	2001 £000
Sir Terry Leahy	12,252	1,671	8,313	5,610	151.0-198.0	13	–
Mr D E Reid	16,218	959	8,313	8,864	121.7-198.0	13	–
Mr R S Ager	8,902	1,671	–	10,573	136.0-198.0	–	–
Mr P A Clarke	13,551	1,671	4,155	11,067	121.7-198.0	7	7
Mr J Gildersleeve	12,444	–	–	12,444	121.7-198.0	–	–
Mr A T Higginson	3,939	1,671	–	5,610	151.0-198.0	–	–
Mr T J R Mason	10,743	15,142	–	25,885	83.0-198.0	–	4
Mr D T Potts	1,704	1,671	–	3,375	198.0	–	35

(a) Options granted include new family interests that fall to be reported during the year.

The subscription price for options granted during the year under the savings-related share option scheme was 198.0p and the options mature in either 2005 (three year scheme) or 2007 (five year scheme). The shares relating to options exercised in the year were all retained.

Between 23 February 2002 and 9 April 2002, 12,468 options were exercised. For further details on the company share option schemes see note 26.

TABLE 6 Disclosable interests of the Directors, including family interests

	23 Feb 2002		24 Feb 2001	
	Ordinary shares	Options to acquire ordinary shares	Ordinary shares	Options to acquire ordinary shares
Mr J A Gardiner	618,464	–	507,268	–
Sir Terry Leahy	1,997,093	4,100,320	1,870,876	3,459,189
Mr D E Reid	1,990,388	2,586,218	1,963,757	2,091,548
Mr R S Ager	1,163,582	1,509,563	1,338,085	1,184,006
Mr P A Clarke	323,702	1,203,427	197,832	1,000,315
Mr J Gildersleeve	1,291,365	2,230,443	1,282,598	1,801,294
Mr A T Higginson	451,569	1,286,600	300,227	936,751
Mr T J R Mason	840,590	1,602,780	811,528	1,185,072
Mr J W Melbourn	9,690	–	9,690	–
Mr G F Pimlott	31,851	–	27,285	–
Mr D T Potts	453,441	1,191,258	324,137	889,992

Options to acquire ordinary shares shown above comprise options under the executive share option schemes (1984), (1994), (1996) and the savings-related share option scheme (1981) (note 26).

Between 23 February 2002 and 9 April 2002, 810 shares were purchased by Executive Directors as part of the Partnership Share Plan operated by the Group and 12,468 SAYE options were exercised, the shares issued in relation to these options continue to be held.

directors' responsibilities for the preparation of the financial statements

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that in preparing the financial statements on pages 16 to 39 the company and Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the company and Group keep accounting records which disclose, with reasonable accuracy, the financial position of the company and Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

independent auditors' report to the members of tesco plc

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes, including the information on Directors' emoluments and share details included within tables one to five, in the report of the Directors on remuneration, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Directors' responsibilities for preparing the annual report and financial statements, in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the Chairman's statement, the financial highlights, the operating and financial review, the corporate governance statement and the report of the Directors on remuneration.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 23 February 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

London 9 April 2002

group profit and loss account

52 weeks ended 23 February 2002

	note	2002 £m	Restated‡ 2001 £m
Sales at net selling prices	2	25,654	22,773
Turnover including share of joint ventures		23,804	21,096
Less: share of joint ventures' turnover		(151)	(108)
Group turnover excluding value added tax	2/3	23,653	20,988
Operating expenses			
– Normal operating expenses		(22,273)	(19,770)
– Employee profit-sharing	4	(48)	(44)
– Goodwill amortisation	12	(10)	(8)
Operating profit	2/3	1,322	1,166
Share of operating profit of joint ventures and associates		42	21
Net loss on disposal of fixed assets		(10)	(8)
Profit on ordinary activities before interest and taxation		1,354	1,179
Net interest payable	8	(153)	(125)
Profit on ordinary activities before taxation	5	1,201	1,054
Profit before net loss on disposal of fixed assets and goodwill amortisation		1,221	1,070
Net loss on disposal of fixed assets		(10)	(8)
Goodwill amortisation		(10)	(8)
Tax on profit on ordinary activities	9	(371)	(333)
Profit on ordinary activities after taxation		830	721
Minority interests		–	1
Profit for the financial year		830	722
Dividends	10	(390)	(340)
Retained profit for the financial year	25	440	382

	note	Pence	Pence
Earnings per share	11	12.05	10.63
Adjusted for net loss on disposal of fixed assets after taxation		0.14	0.12
Adjusted for goodwill amortisation		0.14	0.12
Adjusted earnings per share†	11	12.33	10.87
Diluted earnings per share	11	11.86	10.42
Adjusted for net loss on disposal of fixed assets after taxation		0.14	0.12
Adjusted for goodwill amortisation		0.14	0.12
Adjusted diluted earnings per share†	11	12.14	10.66
Dividend per share	10	5.60	4.98
Dividend cover (times)		2.17	2.14

Accounting policies and notes forming part of these financial statements are on pages 20 to 39.

† Excluding net loss on disposal of fixed assets and goodwill amortisation.

‡ Prior year comparatives have been restated due to the adoption of Financial Reporting Standard (FRS) 19, 'Deferred Tax'. See note 1 page 22.

statement of total recognised gains and losses

52 weeks ended 23 February 2002

	Group 2002 £m	Group Restated* 2001 £m	Company 2002 £m	Company 2001 £m
Profit for the financial year	830	722	401	66
Gain/(loss) on foreign currency net investments	12	(2)	2	(4)
Total recognised gains and losses relating to the financial year	842	720	403	62
Prior year adjustment (note 1)	(45)			
Total recognised gains and losses since last annual report and financial statements	797			

The cumulative effect on opening Group reserves at 25 February 2001 of adopting FRS 19, 'Deferred Tax', is a reduction of £378m.

reconciliation of movements in shareholders' funds

52 weeks ended 23 February 2002

	Group 2002 £m	Group Restated* 2001 £m	Company 2002 £m	Company 2001 £m
Profit for the financial year	830	722	401	66
Dividends	(390)	(340)	(390)	(340)
	440	382	11	(274)
Gain/(loss) on foreign currency net investments	12	(2)	2	(4)
New share capital subscribed less expenses	45	110	82	174
Payment of dividends by shares in lieu of cash	55	52	55	52
Net addition/(reduction) to shareholders' funds	552	542	150	(52)
Opening shareholders' funds	4,978	4,436#	2,459	2,511
Closing shareholders' funds	5,530	4,978	2,609	2,459

Accounting policies and notes forming part of these financial statements are on pages 20 to 39.

* Prior year comparatives have been restated due to the adoption of FRS 19, 'Deferred Tax'. See note 1 on page 22.

Originally £4,769m before deducting prior year adjustment of £333m.

Balance sheets

23 February 2002

	note	Group 2002 £m	2002 £m	£m	Restated* 2001 £m	Company 2002 £m	2001 £m
Fixed assets							
Intangible assets	12		154		154	–	–
Tangible assets	13		11,032		9,580	–	–
Investments	14		69		101	6,704	5,774
Investments in joint ventures	14						
Share of gross assets		1,480		1,283			
Less: share of gross liabilities		(1,266)		(1,094)			
Goodwill		18		14			
			232		203	156	146
Investments in associates	14		16		–	–	–
			11,503		10,038	6,860	5,920
Current assets							
Stocks	15		929		838	–	–
Debtors	16		454		322	3,060	874
Investments	17		225		255	5	2
Cash at bank and in hand			445		279	–	–
			2,053		1,694	3,065	876
Creditors: falling due within one year	18		(4,809)		(4,389)	(4,707)	(2,518)
Net current liabilities			(2,756)		(2,695)	(1,642)	(1,642)
Total assets less current liabilities			8,747		7,343	5,218	4,278
Creditors: falling due after more than one year	19		(2,741)		(1,927)	(2,609)	(1,819)
Provisions for liabilities and charges	22		(440)		(402)	–	–
Net assets			5,566		5,014	2,609	2,459
Capital and reserves							
Called up share capital	24		350		347	350	347
Share premium account	25		2,004		1,870	2,004	1,870
Other reserves	25		40		40	–	–
Profit and loss account	25		3,136		2,721	255	242
Equity shareholders' funds			5,530		4,978	2,609	2,459
Minority interests			36		36	–	–
Total capital employed			5,566		5,014	2,609	2,459

Accounting policies and notes forming part of these financial statements are on pages 20 to 39.

* Prior year comparatives have been restated due to the adoption of FRS 19, 'Deferred Tax'. See note 1 on page 22.

Terry Leahy
Andrew Higginson
Directors

Financial statements approved by the Board on 9 April 2002.

group cash flow statement

52 weeks ended 23 February 2002

	note	2002 £m	2001 £m
Net cash inflow from operating activities	32	2,038	1,937
Dividends from joint ventures and associates			
Income received from joint ventures and associates		15	–
Returns on investments and servicing of finance			
Interest received		44	49
Interest paid		(232)	(206)
Interest element of finance lease rental payments		(4)	(4)
Net cash outflow from returns on investments and servicing of finance		(192)	(161)
Taxation			
Corporation tax paid		(378)	(272)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(1,877)	(1,953)
Receipts from sale of tangible fixed assets		42	43
Purchase of own shares		(85)	(58)
Net cash outflow from capital expenditure and financial investment		(1,920)	(1,968)
Acquisitions and disposals			
Purchase of subsidiary undertakings		(31)	(41)
Invested in joint ventures		(46)	(35)
Invested in associates and other investments		(19)	–
Net cash outflow from acquisitions and disposals		(96)	(76)
Equity dividends paid		(297)	(254)
Cash outflow before management of liquid resources and financing		(830)	(794)
Management of liquid resources			
Decrease in short-term deposits		27	–
Financing			
Ordinary shares issued for cash		82	88
Increase in other loans		916	928
New finance leases		–	13
Capital element of finance leases repaid		(24)	(46)
Net cash inflow from financing		974	983
Increase in cash		171	189
Reconciliation of net cash flow to movement in net debt			
Increase in cash		171	189
Cash inflow from increase in debt and lease financing		(892)	(895)
Cash inflow from decrease in liquid resources		(27)	–
Amortisation of 4% unsecured deep discount loan stock, RPI and LPI bonds		(14)	(7)
Other non-cash movements		(12)	(8)
Foreign exchange differences		18	(23)
Increase in net debt		(756)	(744)
Opening net debt	33	(2,804)	(2,060)
Closing net debt	33	(3,560)	(2,804)

Accounting policies and notes forming part of these financial statements are on pages 20 to 39.

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards and the Companies Act 1985.

In November and December 2000, the Accounting Standards Board issued FRS 17, 'Retirement Benefits' and FRS 19, 'Deferred Tax' respectively.

FRS 17 will be adopted by the Group over the next two years. The FRS has an extended transitional period during which certain disclosures will be required in the notes to the financial statements. The Group is required to make these phased disclosures in the current year, which are are shown in note 27(b).

FRS 19 has been adopted with effect from 25 February 2001. This standard addresses the recognition, on a full provision basis, of deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Prior to 25 February 2001, the Group's accounting policy was to provide for the deferred tax which was likely to be payable or recoverable.

BASIS OF CONSOLIDATION

The Group financial statements consist of the financial statements of the parent company, its subsidiary undertakings and the Group's share of interests in joint ventures and associates. The accounts of the parent company's subsidiary undertakings are prepared to dates around 23 February 2002 apart from Global T.H., Tesco Polska Sp. z o.o., Tesco Stores ČR a.s., Tesco Stores SR a.s., Samsung Tesco Co. Limited, Tesco Taiwan Co. Limited and Ek-Chai Distribution System Co. Ltd which prepared accounts to 31 December 2001. In the opinion of the Directors it is necessary for the above named subsidiaries to prepare accounts to a date earlier than the rest of the Group to enable the timely publication of the Group financial statements.

The Group's interests in joint ventures are accounted for using the gross equity method. The Group's interests in associates are accounted for using the equity method.

TURNOVER

Turnover consists of sales through retail outlets and sales of development properties excluding value added tax.

STOCKS

Stocks comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and net realisable value. Stocks in stores are calculated at retail prices and reduced by appropriate margins to the lower of cost and net realisable value.

MONEY MARKET DEPOSITS

Money market deposits are stated at cost. All income from these investments is included in the profit and loss account as interest receivable and similar income.

FIXED ASSETS AND DEPRECIATION

Fixed assets are carried at cost and include amounts in respect of interest paid on funds specifically related to the financing of assets in the course of construction.

Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets.

The following rates applied for the year ended 23 February 2002:

- Land premia paid in excess of the alternative use value – at 2.5% of cost.
- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost.
- Leasehold properties with less than 40 years unexpired are amortised by equal annual instalments over the unexpired period of the lease.
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 10% to 33%.

GOODWILL

Goodwill arising from transactions entered into after 1 March 1998 is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years.

All goodwill arising from transactions entered into prior to 1 March 1998 has been written off to reserves.

IMPAIRMENT OF FIXED ASSETS AND GOODWILL

Fixed assets and goodwill are subject to review for impairment in accordance with FRS 11, 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

LEASING

Plant, equipment and fixtures and fittings which are the subject of finance leases are dealt with in the financial statements as tangible fixed assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Rentals are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the leases. The finance charges are dealt with under interest payable in the profit and loss account.

Leased assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets which generally correspond to the primary rental periods. The cost of operating leases in respect of land and buildings and other assets is expensed as incurred.

DEFERRED TAX

Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date and which could give rise to an obligation to pay more or less taxation in the future. An asset is not recognised to the extent that the likelihood of future economic benefit is not certain. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

PENSIONS

The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account over the working lifetimes of employees in the schemes. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of employees.

POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

The cost of providing other post-retirement benefits, which comprise private healthcare, is charged to the profit and loss account so as to spread the cost over the service lives of relevant employees in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of relevant employees.

FOREIGN CURRENCIES

Assets and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange. Gains and losses arising on the translation of the net assets of overseas subsidiaries, less exchange differences arising on matched foreign currency borrowings, are taken to reserves and disclosed in the statement of total recognised gains and losses. Gains and losses on instruments used for hedging are recognised in the profit and loss account when the exposure that is being hedged is itself recognised.

FINANCIAL INSTRUMENTS

Derivative instruments utilised by the Group are interest rate swaps and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are valued at closing rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

NOTE 1 Prior year adjustment

The Group has implemented FRS 19, 'Deferred Tax', in relation to providing for deferred tax on the full provision basis. The impact of the move from the partial to the full provision basis was to increase the tax charge by £27m (2001 – £45m) and to decrease the value of Group Reserves at 25 February 2001 by £378m (27 February 2000 – £333m). Earnings per share for the prior year have been restated from 11.29p to 10.63p and adjusted diluted earnings per share from 11.31p to 10.66p.

NOTE 2 Segmental analysis of sales, turnover, profit and net assets

The Group's operations of retailing and associated activities and property development are carried out in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovak Republic, Thailand, South Korea and Taiwan. The results for Thailand, South Korea, Taiwan and continental European operations are for the year ended 31 December 2001.

	2002				2001			
	Sales including VAT £m	Turnover excluding VAT £m	Operating profit £m	Net operating assets £m	Sales including VAT £m	Turnover excluding VAT £m	Operating profit £m	Net operating assets‡ £m
Continuing operations								
UK	21,685	20,052	1,213	7,131	19,884	18,372	1,100	6,348
Rest of Europe	2,475	2,203	90	1,079	1,970	1,756	70	925
Asia	1,494	1,398	29	916	919	860	4	545
	25,654	23,653	1,332		22,773	20,988	1,174	
Goodwill amortisation			(10)				(8)	
Operating profit			1,322				1,166	
Share of operating profit from joint ventures			42				21	
Net loss on disposal of fixed assets			(10)				(8)	
Net interest payable			(153)				(125)	
Profit on ordinary activities before taxation			1,201				1,054	
Operating margin (prior to goodwill amortisation)			5.6%				5.6%	
Capital employed				9,126				7,818
Net debt (note 20)				(3,560)				(2,804)
Net assets				5,566				5,014

The analysis of capital employed by geographical area is calculated on net assets excluding net debt. Inter-segmental turnover between the geographical areas of business is not material. Turnover is disclosed by origin. There is no material difference in turnover by destination.

The Group's share of turnover in the joint ventures which is not included in the numbers above is £151m (2001 – £108m).

‡ Prior year comparatives have been restated due to the adoption of FRS 19, 'Deferred Tax'. See note 1 above.

NOTE 3 Analysis of operating profit

	2002 £m	2001 £m
Turnover excluding VAT	23,653	20,988
Cost of sales	(21,866)	(19,400)
Gross profit	1,787	1,588
Administration expenses	(465)	(422)
Operating profit	1,322	1,166

Cost of sales includes distribution costs and store operating costs. Goodwill amortisation and employee profit-sharing are included within administration expenses.

NOTE 4 Employee profit-sharing

This represents the amount allocated to the trustees of the profit-sharing scheme and is based on the UK profit after interest, before net loss on disposal of fixed assets and taxation.

NOTE 5 Profit on ordinary activities before taxation

	2002 £m	2001 £m
Profit on ordinary activities is stated after charging the following:		
Depreciation	524	468
Goodwill amortisation	10	8
Operating lease costs (a)	170	177
Auditors' remuneration (b)	1	1
Employment costs (note 6)	2,336	2,047

(a) Operating lease costs include £33m for hire of plant and machinery (2001 – £34m).

(b) Auditors' remuneration amounted to £0.8m (2001 – £0.8m) and includes £0.1m (2001 – £0.1m) for the company. The auditors also received £1.2m (2001 – £0.9m) in respect of non-audit services of which £0.4m (2001 – £0.4m) related to overseas operations. These fees were principally in respect of acquisitions and taxation advice.

NOTE 6 Employment costs

	2002 £m	2001 £m
Employment costs during the year		
Wages and salaries	2,103	1,831
Social security costs	129	118
Other pension costs (note 27)	104	98
	2,336	2,047

Number of persons employed

The average number of employees per week during the year was: UK 187,393 (2001 – 177,527), Rest of Europe 38,108 (2001 – 31,334), Asia 21,873 (2001 – 16,527) and the average number of full-time equivalents was: UK 121,272 (2001 – 113,998), Rest of Europe 32,856 (2001 – 26,376) and Asia 17,666 (2001 – 11,836).

NOTE 7 Directors' emoluments and interests

Details of Directors' emoluments and interests are given in the report of the Directors on remuneration on pages 10 to 14.

NOTE 8 Net interest payable

	2002		2001	
	£m	£m	£m	£m
Interest receivable and similar income on money market investments and deposits		66		61
Less interest payable on:				
Short-term bank loans and overdrafts repayable within five years	(101)		(101)	
Finance charges payable on finance leases	(4)		(6)	
4% unsecured deep discount loan stock 2006 (a)	(9)		(9)	
4% RPI bonds 2016 (b)	(15)		(7)	
3.322% LPI bonds 2025 (c)	(4)		–	
10⅞% bonds 2002	(19)		(21)	
8¾% bonds 2003	(17)		(17)	
6% bonds 2006	(8)		–	
7½% bonds 2007	(24)		(24)	
6% bonds 2008	(9)		–	
5⅛% bonds 2009	(18)		(18)	
6⅝% bonds 2010	(10)		(4)	
6% bonds 2029	(12)		(12)	
Medium term notes	(15)		(1)	
Interest capitalised	63		52	
Share of interest of joint ventures and associates	(17)		(18)	
		(219)		(186)
		(153)		(125)

(a) interest payable on the 4% unsecured deep discount loan stock 2006 includes £3m (2001 – £4m) of discount amortisation.

(b) interest payable on the RPI bonds includes £7m (2001 – £3m) of RPI related amortisation.

(c) interest payable on the LPI bonds 2025 includes £2m (2001 – nil) of RPI related amortisation.

NOTE 9 Taxation

(a) Analysis of charge in year

	2002 £m	Restated 2001 £m
Current tax:		
UK corporation tax at 30.0% (2001 – 30.0%)	348	314
Prior year items	(29)	(42)
Overseas taxation	8	10
Share of joint ventures and associates	9	1
	336	283
Deferred tax (note 22):		
Origination and reversal of timing differences (i)	35	51
Prior year items	–	(1)
	35	50
Tax on profit on ordinary activities	371	333

(i) The total charge for the year of £35m includes a £3m debit to fixed assets.

NOTE 9 Taxation continued

(b) Factors affecting the tax charge for the year

The effective rate of corporation tax for the year of 28.0% (2001 – 26.9%) is lower than the standard rate of corporation tax in the UK of 30.0%. The differences are explained below:

	2002 %	Restated 2001 %
Standard rate of corporation tax	30.0	30.0
Effects of:		
Expenses not deductible for tax purposes (primarily goodwill amortisation and non-qualifying depreciation)	3.4	3.8
Capital allowances for the year in excess of depreciation on qualifying assets	(2.8)	(3.1)
Differences in overseas taxation rates	(0.4)	(0.3)
Losses on property disposals not available for current tax relief	0.3	0.2
Prior year items	(2.4)	(4.0)
Other items	(0.1)	0.3
Effective rate of corporation tax for the year	28.0	26.9

(c) Factors that may affect future tax charges

A number of deferred tax assets have not been recognised on the basis that the likelihood of future economic benefit is not certain.

NOTE 10 Dividends

	2002 Pence per share	2001 Pence per share	2002 £m	2001 £m
Declared interim	1.67	1.48	115	101
Proposed final	3.93	3.50	275	239
	5.60	4.98	390	340

NOTE 11 Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share have been calculated in accordance with FRS 14, 'Earnings per Share'. The standard requires that earnings should be based on the net profit attributable to ordinary shareholders. The calculation for earnings, including and excluding net loss on disposal of fixed assets and goodwill amortisation, is based on the profit for the financial year of £830m (2001 – £722m as restated).

For the purposes of calculating earnings per share, the number of shares is the weighted average number of ordinary shares in issue during the year of 6,887 million (2001 - 6,792 million).

The calculation for diluted earnings per share uses the weighted average number of ordinary shares in issue adjusted by the effects of all dilutive potential ordinary shares. The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, including performance-based options which the Group considers to have been earned. The calculation compares the difference between the exercise price of exercisable ordinary share options, weighted for the period over which they were outstanding, with the average daily mid-market closing price over the period.

	2002 million	2001 million
Weighted average number of dilutive share options	114	134
Weighted average number of shares in issue in the period	6,887	6,792
Total number of shares for calculating diluted earnings per share	7,001	6,926

NOTE 12 Intangible fixed assets

	Goodwill £m
Cost	
At 24 February 2001	174
Additions at cost (a)	10
At 23 February 2002	184
Amortisation	
At 24 February 2001	20
Charge for the period	10
At 23 February 2002	30
Net carrying value	
At 23 February 2002	154
At 24 February 2001	154

(a) Goodwill arising from investments in subsidiaries in the year has been capitalised and amortised over 20 years in accordance with the provisions of FRS 10, 'Goodwill and Intangible Assets'.

Goodwill arising from investments in joint ventures and associates has been capitalised and amortised over 20 years in accordance with the provisions of FRS 9, 'Associates and Joint Ventures' and FRS 10, 'Goodwill and Intangible Assets' and is included in fixed asset investment additions (note 14).

NOTE 13 Tangible fixed assets

	Land and buildings £m	Plant, equipment, fixtures and fittings and motor vehicles £m	Total £m
Cost			
At 24 February 2001	9,471	3,212	12,683
Currency translation	(4)	(1)	(5)
Additions at cost (a)	1,491	536	2,027
	10,958	3,747	14,705
Acquisitions	8	–	8
Disposals	(117)	(86)	(203)
At 23 February 2002	10,849	3,661	14,510
Depreciation			
At 24 February 2001	1,230	1,873	3,103
Charge for period	208	316	524
	1,438	2,189	3,627
Disposals	(73)	(76)	(149)
At 23 February 2002	1,365	2,113	3,478
Net book value (b) (c)			
At 23 February 2002	9,484	1,548	11,032
At 24 February 2001	8,241	1,339	9,580
Capital work in progress included above (d)			
At 23 February 2002	348	73	421
At 24 February 2001	301	29	330

NOTE 13 Tangible fixed assets continued

(a) Includes £63m in respect of interest capitalised principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the period was 7.0%.

(b) Net book value includes capitalised interest at 23 February 2002 of £406m (2001 – £354m).

Plant, equipment, fixtures and fittings and motor vehicles subject to finance leases included in net book value are:

	Cost £m	Depreciation £m	Net book value £m
At 24 February 2001	315	266	49
Movement in the period	37	22	15
At 23 February 2002	352	288	64

(c) The net book value of land and buildings comprises:

	2002 £m	2001 £m
Freehold	8,492	7,200
Long leasehold – 50 years or more	505	586
Short leasehold – less than 50 years	487	455
At 23 February 2002	9,484	8,241

(d) Capital work in progress does not include land.

NOTE 14 Fixed asset investments

	Group				Company		
	Joint ventures (b) £m	Associates (c) £m	Own shares (d) £m	Other investments £m	Share in Group undertakings (a) £m	Loans to Group undertakings £m	Joint ventures (b) £m
At 24 February 2001	203	–	101	–	2,774	3,000	146
Additions	26	16	18	5	506	2,902	10
Share of profit of joint ventures and associates	20	–	–	–	–	–	–
Goodwill amortisation	(1)	–	–	–	–	–	–
Distribution received from joint ventures and associates	(15)	–	–	–	–	–	–
Disposals	(1)	–	(55)	–	–	(2,478)	–
At 23 February 2002	232	16	64	5	3,280	3,424	156

(a) The company's principal operating subsidiary undertakings are:

	Business	Share of equity capital	Country of incorporation
Tesco Stores Limited	Retail	100%	Registered in England
Tesco Property Holdings Limited	Property Investment	100%	Registered in England
Tesco Insurance Limited	Insurance	100%	Guernsey
Tesco Distribution Limited	Distribution	100%	Registered in England
Spen Hill Properties Limited	Property Development	100%	Registered in England
Tesco Ireland Limited	Retail	100%	Republic of Ireland
Global T.H.	Retail	99%	Hungary
Tesco Polska Sp. z o.o.	Retail	100%	Poland
Tesco Stores ČR a.s.	Retail	100%	Czech Republic
Tesco Stores SR a.s.	Retail	100%	Slovak Republic
Samsung Tesco Co. Limited	Retail	81%*	South Korea
Ek-Chai Distribution System Co. Ltd	Retail	99%	Thailand
Tesco Taiwan Co. Limited	Retail	100%	Taiwan, Republic of China
Tesco Stores Hong Kong Limited	Purchasing	100%	Hong Kong

All principal operating subsidiary undertakings, none of which are owned directly by Tesco PLC, operate in their country of incorporation.

* On 25 February 2002 the company acquired an additional 8% share of equity capital, taking the holding to 89%

NOTE 14 Fixed asset investments continued

(b) The Group's joint ventures are:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Shopping Centres Limited	Property Investment	50%	Registered in England
BLT Properties Limited	Property Investment	50%	Registered in England
Tesco BL Holdings Limited	Property Investment	50%	Registered in England
Tesco British Land Property Partnership	Property Investment	50%	Registered in England
Tesco Personal Finance Group Limited	Personal Finance	50%	Registered in Scotland
Tesco Home Shopping Limited	Mail Order Retail	60%	Registered in England
iVillage UK Limited	Internet	50%	Registered in England
dunnhumby Limited	Data Analysts	53%	Registered in England
The Nutri Centre Limited	Complementary Medicines	50%	Registered in England
Taiwan Charn Yang Developments Limited	Property Investment	50%	Taiwan, Republic of China
Retail Property Company Limited	Property Investment	50%	Thailand
Tesco Card Services Limited	Personal Finance	50%	Thailand

The accounting periods of the joint ventures consolidated in these financial statements, range from 20 December 2001 to 2 March 2002.

	2002 £m	2001 £m
The net borrowings of the joint ventures, as at 23 February 2002, were as follows:		
Cash and deposits	301	284
Borrowings falling due within one year	(46)	–
Other loans	(616)	(577)
	(361)	(293)

There is no recourse to Group companies in respect of the borrowings of the joint ventures, apart from £12m (2001 – £12m) which has been guaranteed by Tesco PLC (note 30).

(c) The Group's associates are:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Broadfields Management Limited	Property Management	43%	Registered in England
Clarepharm Limited	Pharmacy	23%	Registered in England
GroceryWorks Holdings Inc.	Internet Retailer	35%	United States of America
Hussmann (Hungary) Kft	Refrigeration	40%	Hungary

(d) The investment in own shares represents 41 million 5p ordinary shares in Tesco PLC (0.6% of called up share capital at 23 February 2002) with a weighted average value of £1.56 each. These shares are held by a qualifying employee share ownership trust (QUEST) in order to satisfy options under savings-related share option schemes which become exercisable over the next few years. The carrying value of £64m (market value £105m) represents the exercise amount receivable in respect of these shares subscribed for by the QUEST at market value. Funding is provided to the QUEST by Tesco Stores Limited, the company's principal operating subsidiary. The QUEST has waived its right to dividends on these shares.

NOTE 15 Stocks

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Goods held for resale	908	814	–	–
Development property	21	24	–	–
	929	838	–	–

Property disposed of included nil (2001 – £1m) of interest capitalised. Accumulated capitalised interest at 23 February 2002 was £5m (2001 – £5m).

NOTE 16 Debtors

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Amounts owed by Group undertakings	–	–	2,821	376
Prepayments and accrued income	47	18	33	419
Other debtors	339	261	145	34
Amounts owed by undertakings in which Group companies have a participating interest	68	43	61	45
	454	322	3,060	874

Included in the above are debtors due after more than one year of £81m (2001 – £62m).

NOTE 17 Investments

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Money market deposits	225	253	5	–
Bonds and certificates of deposit (market value nil, 2001 – £2m)	–	2	–	2
	225	255	5	2

NOTE 18 Creditors falling due within one year

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
Bank loans and overdrafts (a) (b)	1,474	1,389	1,890	1,312
Trade creditors	1,830	1,538	–	–
Amounts owed to Group undertakings	–	–	2,455	876
Corporation tax	259	292	5	26
Other taxation and social security	52	114	–	–
Other creditors	732	627	18	55
Accruals and deferred income (c)	164	159	56	3
Finance leases (note 23)	15	24	–	–
Dividends	283	246	283	246
	4,809	4,389	4,707	2,518

(a) Bank deposits in subsidiary undertakings of £1,636m (2001 – £847m) have been offset against borrowings in the parent company under a legal right of set-off.

(b) Includes nil (2001 – £12m) secured on various properties.

(c) A gain of £45m, realised in a prior year on terminated interest rate swaps is being spread over the life of replacement swaps entered into at the same time for similiar periods. Accruals and deferred income includes £2m (2001 – £5m) attributable to these realised gains with nil (2001 – £2m) being included in other creditors falling due after more than one year (note 19).

NOTE 19 Creditors falling due after more than one year

	Group		Company	
	2002 £m	2001 £m	2002 £m	2001 £m
4% unsecured deep discount loan stock 2006 (a)	99	94	99	94
Finance leases (note 23)	14	17	–	–
8¾% bonds 2003 (b)	–	200	–	200
6% bonds 2006 (c)	150	–	150	–
7½% bonds 2007 (d)	325	325	325	325
6% bonds 2008 (e)	250	–	250	–
5⅛% bonds 2009 (f)	350	350	350	350
6⅝% bonds 2010 (g)	150	150	150	150
4% RPI bonds 2016 (h)	210	203	210	203
3.322% LPI bonds 2025 (i)	162	–	162	–
6% bonds 2029 (j)	200	200	200	200
Medium term notes (k)	476	60	476	60
Other loans (l)	355	326	237	237
	2,741	1,925	2,609	1,819
Accruals and deferred income (note 18)	–	2	–	–
	2,741	1,927	2,609	1,819

(a) The 4% unsecured deep discount loan stock is redeemable at a par value of £125m in 2006.

(b) The 8¾% bonds are redeemable at a par value of £200m in 2003.

(c) The 6% bonds are redeemable at a par value of £150m in 2006.

(d) The 7½% bonds are redeemable at a par value of £325m in 2007.

(e) The 6% bonds are redeemable at a par value of £250m in 2008.

(f) The 5⅛% bonds are redeemable at a par value of £350m in 2009.

(g) The 6⅝% bonds are redeemable at a par value of £150m in 2010.

(h) The 4% RPI bonds are redeemable at a par value of £210m, indexed for increases in the RPI over the life of the bond, in 2016.

(i) The 3.322% LPI bonds are redeemable at a par value of £162m, indexed for increases in the RPI over the life of the bond, in 2025. The maximum indexation of the principal in any one year is 5%, with a minimum of 0%.

(j) The 6% bonds are redeemable at a par value of £200m in 2029.

(k) The medium term notes are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling. This includes a 50bn Yen 2006 issue.

(l) Various bank loans maturing 2005.

NOTE 21 Financial instruments continued

Analysis of interest rate exposure and currency of financial assets

The interest rate exposure and currency profile of the financial assets of the Group at 23 February 2002 were:

	2002				2001			
	Cash at bank and in hand £m	Short-term deposits £m	Other £m	Total £m	Cash at bank and in hand £m	Short-term deposits £m	Other £m	Total £m
Sterling	151	50	68	269	94	22	43	159
Other	294	175	–	469	185	233	–	418
Total financial assets	445	225	68	738	279	255	43	577

Other financial assets are in respect of amounts owed by undertakings in which the company has a participating interest, which attract a rate of interest of 5.0% (2001 – 6.7%). Surplus funds are invested in accordance with approved limits on security and liquidity and bear rates of interest based on relevant LIBOR equivalents. Cash at bank and in hand includes non-interest bearing cash and cash in transit.

orrowing facilities

The Group has the following undrawn committed facilities available at 23 February 2002 in respect of which all conditions precedent had been met at that date:

	2002 £m	2001 £m
Expiring between one and two years	733	330
Expiring in more than two years	303	550
	1,036	880

All facilities incur commitment fees at market rates and would provide funding at floating rates.

Currency exposures

Within the Group, the principal differences on exchange arising which are taken to the profit and loss account relate to purchases made by Group companies in currencies other than their reporting currencies. After taking account of forward currency purchases used to hedge these transactions, there were no significant balances on these exposures at year end. Also, rolling hedges of up to 18 months duration are maintained against the value of investments in, and long-term intercompany loans to, overseas subsidiaries and, to the extent permitted in SSAP 20, differences on exchange are taken to the statement of total recognised gains and losses.

ir values of financial assets and financial liabilities

	2002		2001	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(1,489)	(1,496)	(1,413)	(1,420)
Long-term borrowings	(2,741)	(2,804)	(1,925)	(1,974)
Short-term deposits	225	225	255	255
Cash at bank and in hand	445	445	279	279
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	–	(18)	–	12
Forward foreign currency contracts	–	1	(12)	(18)
Swap profit crystallisation	(2)	(2)	(7)	(7)
	(3,562)	(3,649)	(2,823)	(2,873)

Other significant financial instruments outstanding at the year end are £247m (2001 – £220m) nominal value forward foreign exchange contracts hedging the cost of foreign currency denominated purchases. On a mark-to-market basis, these contracts show a gain of £1m (2001 – £6m loss). The fair values of interest rate swaps, forward foreign currency contracts and long-term sterling denominated fixed rate debt have been determined by reference to prices available from the markets on which the instruments are traded. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

Hedges

As explained in the operating and financial review on pages 2 to 4, the Group hedges exposures to interest rate and currency risk. The table below shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	Unrecognised		Total net	Deferred		Total net
	Gains £m	Losses £m	gains/(losses) £m	Gains £m	Losses £m	gains/(losses) £m
At 24 February 2001	41	(35)	6	7	–	7
Arising in previous years and recognised in the year ended 23 February 2002	(10)	12	2	(5)	–	(5)
Arising in the period to be recognised in future years	38	(63)	(25)	–	–	–
At 23 February 2002	69	(86)	(17)	2	–	2
Expected to be recognised in the year ended 22 February 2003	(17)	18	1	(2)	–	(2)

NOTE 22 Provisions for liabilities and charges

	Restated Deferred taxation £m
At 24 February 2001	402
Amount charged in the year	38
At 23 February 2002	440

	Restated Amount provided	
	2002 £m	2001 £m
Deferred taxation		
Excess capital allowances over depreciation	432	396
Short-term timing differences	8	6
	440	402

NOTE 23 Leasing commitments

Finance leases

	£m
The future minimum finance lease payments to which the Group was committed at 23 February 2002 and which have been guaranteed by Tesco PLC are:	
Gross rental obligations	32
Less: finance charges allocated to future periods	(3)
	29

	2002 £m	2001 £m
Net amounts payable are:		
Within one year	15	24
Between two and five years	14	17
	29	41

NOTE 23 Leasing commitments continued

Operating leases

	Land and buildings		Other	
	2002 £m	2001 £m	2002 £m	2001 £m
Group commitments during the 52 weeks to 22 February 2003, in terms of lease agreements expiring, are as follows:				
Within one year	2	3	3	1
Between two and five years	2	12	29	23
After five years	117	131	7	9
	121	146	39	33

NOTE 24 Called up share capital

	Ordinary shares of 5p each	
	Number	£m
Authorised at 24 February 2001 and 23 February 2002	9,200,000,000	460
Allotted, issued and fully paid:		
Issued at 24 February 2001	6,932,225,203	347
Scrip dividend election	22,148,327	1
Share options	39,906,181	2
Issued at 23 February 2002	6,994,279,711	350

During the year, 62.1 million shares were issued for an aggregate consideration of £139m, which comprised £55m for scrip dividend and £84m for share options.

Between 23 February 2002 and 9 April 2002, options on 2,574,637 ordinary shares and 2,659,535 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the executive share option schemes (1984, 1994 and 1996) respectively.

As at 23 February 2002 the Directors were authorised to purchase up to a maximum in aggregate of 699 million ordinary shares.

NOTE 25 Reserves

	Group		Company	
	2002 £m	Restated 2001 £m	2002 £m	2001 £m
Share premium account				
At 24 February 2001	1,870	1,650	1,870	1,650
Premium on issue of shares less costs	80	169	80	169
Scrip dividend election	54	51	54	51
At 23 February 2002	2,004	1,870	2,004	1,870
Other reserves				
At 23 February 2002 and 24 February 2001	40	40	–	–
Profit and loss account				
At 24 February 2001 as previously reported	3,099	2,738		
Prior year adjustment (note i)	(378)	(333)		
At 24 February 2001 as restated	2,721	2,405	242	520
Gain/(loss) on foreign currency net investments	12	(2)	2	(4)
Issue of shares	(37)	(64)	–	–
Retained profit/(loss) for the financial year	440	382	11	(274)
At 23 February 2002	3,136	2,721	255	242

Other reserves comprise a merger reserve arising on the acquisition of Hillards plc in 1987.

In accordance with section 230 of the Companies Act 1985 a profit and loss account for Tesco PLC, whose result for the year is shown above, has not been presented in these financial statements.

The cumulative goodwill written off against the reserves of the Group as at 23 February 2002 amounted to £718m (2001 – £718m). During the year, the qualifying employee share ownership trust (QUEST) subscribed for 51 million (2001 – 50 million) shares from the company. The amount of £37m (2001 – £64m) shown above represents contributions to the QUEST from subsidiary undertakings.

NOTE 26 Share options

Company schemes

The company had six principal share option schemes in operation during the year:

i The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per month. Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 80% of the middle market quotation of an ordinary share immediately prior to the date of grant.

ii The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between €12.70 and €317.43 per month. Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 75% of the middle market quotation of an ordinary share immediately prior to the date of grant.

iii The executive share option scheme (1984) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 9 November 1994. Options were generally exercisable between three and ten years from the date of grant at a subscription price determined by the Board but not less than the middle market quotation within the period of 30 days prior to the date of grant. Some options have been granted at a discount of 15% of the standard option price but the option holder may take advantage of that discount only if, in accordance with investor protection ABI guidelines, certain targets related to earnings per share are achieved.

iv The executive share option scheme (1994) was adopted on 17 October 1994. The principal difference between this scheme and the previous scheme is that the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

v The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. As with the previous scheme, the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

vi The international executive share option scheme was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. Options are normally exercisable between three and ten years from their grant at a price of not less than the average of the middle market quotations for the ordinary shares for the three dealing days immediately preceding their grant and will normally be conditional on the achievement of a specified performance target determined by the Remuneration Committee when the options are granted. There will be no discounted options granted under this scheme.

The company has granted outstanding options in connection with the six schemes as follows:

Savings-related share option scheme (1981)

Date of grant	Number of executives and employees	Shares under option 23 Feb 2002	Subscription price (pence)
31 October 1996	892	2,236,533	83.0
30 October 1997	11,772	22,540,972	121.7
29 October 1998	19,516	33,843,166	136.0
28 October 1999	44,835	39,919,911	151.0
26 October 2000	60,287	43,648,339	198.0
8 November 2001	63,283	47,608,481	198.0

NOTE 26 Share options continued

Irish savings-related share option scheme (2000) Date of grant	Number of executives and employees	Shares under option 23 Feb 2002	Subscription price (pence)
2 June 2000	1,911	1,941,896	163.0
26 October 2000	872	661,585	198.0
8 November 2001	777	648,573	198.0

Tesco PLC has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000), 'Employee Share Schemes'.

Executive share option scheme (1984) Date of grant	Number of executives	Shares under option 23 Feb 2002	Subscription price (pence)
29 May 1992	16	630,710	92.3
29 October 1992	1	62,211	72.3
27 May 1993	1	51,150	72.3
10 June 1994	48	1,349,271	70.0
12 August 1994	1	471,372	81.0
29 September 1994	2	42,000	77.3

Executive share option scheme (1994) Date of grant	Number of executives	Shares under option 23 Feb 2002	Subscription price (pence)
27 April 1995	5	638,625	90.3
13 October 1995	104	2,505,601	104.0
26 June 2000	1,323	11,290,700	205.0
26 April 2001	1,270	8,028,058	247.0

Executive share option scheme (1996) Date of grant	Number of executives	Shares under option 23 Feb 2002	Subscription price (pence)
3 July 1996	4	888,903	98.3
23 September 1996	148	3,977,516	99.7
17 April 1997	291	5,083,198	117.7
7 October 1997	14	2,383,434	151.7
21 May 1998	756	13,279,656	176.7
30 September 1998	25	1,167,566	164.0
28 January 1999	1,022	17,027,986	178.0
24 May 1999	7	823,247	179.4
9 November 1999	35	2,000,471	184.0
30 November 1999	8	1,098,962	173.0
20 April 2000	28	1,893,045	209.5
26 June 2000	313	9,600,657	205.0
26 April 2001	1,199	16,380,089	247.0

International executive share option scheme (1994) Date of grant	Number of executives	Shares under option 23 Feb 2002	Subscription price (pence)
7 October 1997	62	1,109,190	151.7
21 May 1998	178	1,781,000	176.7
28 January 1999	297	3,116,500	178.0
24 May 1999	18	520,746	179.4
26 June 2000	400	4,926,406	205.0
26 April 2001	649	4,190,614	247.0

NOTE 27 Pensions

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures in (a) are those required by that standard. FRS 17, 'Retirement Benefits', was issued in November 2000 but will not be fully mandatory for the Group until the year ended 28 February 2004. Prior to this, transitional disclosures are required from the current year. These disclosures, to the extent not given in (a), are set out in (b).

(a) Pension commitments

The Group operates a funded defined benefit pension scheme for employees in the UK, the assets of which are held as a segregated fund and administered by trustees. The total cost of the scheme to the Group was £85m (2001 – £71m).

An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 5 April 1999. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries and pensions.

The key assumptions made were a rate of return on investments of 7.25%, a rate of increase in salaries of 4.50% and a rate of increase in pensions of 2.75%.

At the date of the latest actuarial valuation, the market value of the scheme's assets was £1,297m and the actuarial value of these assets represented 96% of the benefits that had accrued to members, after allowing for expected future increases in earnings. The actuarial shortfall of £53m will be met via increased contributions over a period of 11 years, being the expected average remaining service lifetime of employed members. The next actuarial valuation is due at 31 March 2002.

Until 7 October 2001, the Group also operated a defined contribution scheme for some employees which was introduced on 6 April 1988. The assets of the scheme are held separately from those of the Group, being invested with an insurance company. The pension cost represents contributions payable by the Group to the insurance company and amounted to £12m (2000 – £20m). There were no material amounts outstanding to the insurance company at the year end. Members of the scheme as at 7 October 2001 moved to the defined benefit scheme for future benefit accrual.

The Group operates a number of pension schemes worldwide, some of which are defined contribution schemes. The contributions payable for non-UK schemes of £7m (2001 – £7m) have been fully expensed against profits in the current year. A defined benefit scheme operates in the Republic of Ireland. At the latest actuarial valuation at 1 April 2001, the market value of the scheme's assets was £55m and the actuarial value of these assets represented 123% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

(b) FRS 17, 'Retirement Benefits'

The valuations used for FRS 17 disclosures have been based on the most recent actuarial valuations and updated by Watson Wyatt Partners to take account of the requirements of FRS 17 in order to assess the liabilities of the schemes at 23 February 2002. Scheme assets are stated at their market value at 23 February 2002. Buck Consultants (Ireland) Limited have updated the most recent Republic of Ireland valuation. The liabilities relating to post-retirement healthcare benefits (note 28) have also been determined in accordance with FRS 17.

The major assumptions, on a weighted average basis, used by the actuaries were salary increases of 3.6% per annum, price inflation of 2.3%, an increase of 2.3% per annum for pensions in payment and for deferred pensioners and a discount rate of 5.8%.

NOTE 27 Pensions continued

The assets in the schemes and the expected rates of return at 23 February 2002 were:

	Long-term rate of expected return	Market value £m
Equities	7.7%	1,002
Bonds	5.8%	433
Property	6.4%	91
Other	4.4%	48
Total market value of assets		1,574
Present value of scheme liabilities		(1,758)
Deficit in the scheme		(184)
Related deferred tax asset – full provision basis (FRS 19)		57
Net pension liability		(127)

Group net assets	
Net assets excluding pension liability	5,566
Pension liability	(127)
Net assets including pension liability	5,439

Group reserves	
Profit and loss reserve excluding pension liability	3,136
Pension liability	(127)
Profit and loss reserve including pension liability	3,009

Had the company adopted FRS 17 in full for the year ended 23 February 2002, the profit and loss charge is not expected to have been materially different from the current cost under SSAP 24 shown above.

NOTE 28 Post-retirement benefits other than pensions

The company operates a scheme offering post-retirement healthcare benefits. The cost of providing for these benefits has been accounted for on a basis similar to that used for defined benefit pension schemes.

The liability as at 23 February 2002 of £6.9m, which was determined in accordance with the advice of qualified actuaries, is being spread forward over the service lives of relevant employees and £0.3m (2001 – £1.0m) has been charged to the profit and loss account. An accrual of £5.3m (2001 – £5.0m) is being carried in the balance sheet. It is expected that payments will be tax deductible, at the company's tax rate, when made.

NOTE 29 Capital commitments

At 23 February 2002 there were commitments for capital expenditure contracted for but not provided of £674m (2001 – £725m), principally relating to the overseas store development programme.

NOTE 30 Contingent liabilities

Certain bank loans and overdraft facilities of joint ventures have been guaranteed by Tesco PLC. At 23 February 2002, the amounts outstanding on these facilities were £12m (2001 – £12m).

The company has irrevocably guaranteed the liabilities as defined in Section 5(c) of the Republic of Ireland (Amendment Act) 1986 of various subsidiary undertakings incorporated in the Republic of Ireland.

NOTE 31 Related party transactions

During the year there were no material transactions or amounts owed or owing with any of the Group's key management or members of their close family.

During the year the Group traded with its 12 joint ventures: Shopping Centres Limited, BLT Properties Limited, Tesco BL Holdings Limited, Tesco British Land Property Partnership, Tesco Personal Finance Group Limited, Tesco Home Shopping Limited, iVillage UK Limited, dunnhumby Limited, The Nutri Centre Limited, Taiwan Charn Yang Developments Limited, Retail Property Company Limited and Tesco Card Services Limited. During the year the Group also traded with its four associates: Broadfields Property Management Limited, Clarepharm Limited, GroceryWorks Holdings Inc. and Hussman (Hungary) Kft. The main transactions during the year were:

i Equity funding of £26m (2001 – £34m) in joint ventures and £16m (2001 – nil) in associates.

ii The Group made loans to joint ventures of £27m (2001 – £16m), and has been repaid loans by joint ventures of £2m (2001 – £10m). Joint ventures have loaned the Group nil (2001 – £2m). The Group has outstanding loan balances due from joint ventures of £68m (2001 – £43m) and outstanding loan balances due to joint ventures of £2m (2001 – £2m) at 23 February 2002.

iii The Group made purchases of £43m (2001 – £36m) from joint ventures and associates.

iv The Group has charged joint ventures an amount totalling £26m (2001 – £21m) in respect of services, loan interest and assets transferred, of which £3m (2001 – £2m) was outstanding at 23 February 2002. At the prior year end an amount of £1m relating to group relief was outstanding (2002 – nil).

v In the prior year, the Group sold a property to BLT Properties Limited for £14m and acquired a property from BLT Properties Limited for £15m. There were no transactions of this nature in the current year.

NOTE 32 Reconciliation of operating profit to net cash inflow from operating activities

	2002 £m	2001 £m
Operating profit	1,322	1,166
Depreciation and goodwill amortisation	534	476
Increase in goods held for resale	(93)	(174)
Decrease in development property	4	82
Increase in debtors	(88)	(72)
Increase in trade creditors	292	287
Increase in other creditors	67	172
Decrease in working capital (a)	182	295
Net cash inflow from operating activities	2,038	1,937

(a) The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

NOTE 33 Analysis of changes in net debt

	At 24 Feb 2001 £m	Cash flow £m	Other non-cash changes £m	Exchange movements £m	At 23 Feb 2002 £m
Cash at bank and in hand	279	163	–	3	445
Overdrafts	(8)	8	–	–	–
	271	171	–	3	445
Money market investments and deposits	255	(27)	–	(3)	225
Bank and other loans	(1,381)	105	(200)	2	(1,474)
Finance leases	(24)	24	(15)	–	(15)
Debt due within one year	(1,405)	129	(215)	2	(1,489)
Bank and other loans	(1,908)	(1,021)	186	16	(2,727)
Finance leases	(17)	–	3	–	(14)
Debt due after one year	(1,925)	(1,021)	189	16	(2,741)
	(2,804)	(748)	(26)	18	(3,560)

five year record

Year ended February	1998[1]	1999	2000	2001 Restated	2002
Financial statistics £m					
Group sales	17,779	18,546	20,358	22,773	25,654
Turnover excluding VAT					
UK	14,971	15,835	16,958	18,372	20,052
Rest of Europe	1,481	1,167	1,374	1,756	2,203
Asia	–	156	464	860	1,398
	16,452	17,158	18,796	20,988	23,653
Underlying operating profit[2]					
UK	875	919	993	1,100	1,213
Rest of Europe	37	48	51	70	90
Asia	–	(2)	(1)	4	29
	912	965	1,043	1,174	1,332
Operating margin[2]					
UK	5.8%	5.8%	5.9%	6.0%	6.0%
Rest of Europe	2.5%	4.1%	3.7%	4.0%	4.1%
Asia	–	(1.3)%	(0.2)%	0.5%	2.1%
Total Group	5.5%	5.6%	5.5%	5.6%	5.6%
Share of profit/(loss) from joint ventures and associates	(6)	6	11	21	42
Net interest payable	(74)	(90)	(99)	(125)	(153)
Underlying pre-tax profit[3]	**832**	**881**	**955**	**1,070**	**1,221**
Ireland integration costs	(63)	(26)	(6)	–	–
Goodwill amortisation	–	(5)	(7)	(8)	(10)
Net loss on disposal of discontinued operations[4]	(8)	–	–	–	–
Net loss on disposal of fixed assets	(1)	(8)	(9)	(8)	(10)
Profit on ordinary activities before taxation	760	842	933	1,054	1,201
Taxation[13]	(228)	(237)	(259)	(333)	(371)
Minority interests	–	1	–	1	–
Profit for the financial year[13]	532	606	674	722	830
Group enterprise value[5]	12,556	13,528	13,591	21,590	21,290
Adjusted diluted earnings per share[3/13]	8.84p	9.37p	10.18p	10.66p	12.14p
Adjusted earnings per share[3/13]	9.05p	9.59p	10.36p	10.87p	12.33p
Dividend per share	3.87p	4.12p	4.48p	4.98p	5.60p
Return on shareholders' funds[6/13]	21.3%	21.3%	20.9%	22.7%	23.2%
Return on capital employed[7/13]	18.7%	17.2%	16.1%	16.6%	16.1%
Group statistics					
Number of stores	781	821	845	907	979
Total sales area – 000 sq ft	18,254	21,353	24,039	28,362	32,491
Full-time equivalent employees	119,127	126,914	134,896	152,210	171,794
UK retail statistics					
Number of stores	618	639	659	692	729
Total sales area – 000 sq ft[8]	15,215	15,975	16,895	17,965	18,822
Average store size (sales area – sq ft)[9]	25,490	25,627	26,641	27,636	28,576
Full-time equivalent employees[10]	99,941	104,772	108,409	113,998	121,272
UK retail productivity £					
Turnover per employee[11]	149,799	151,138	156,427	161,161	165,348
Profit per employee[11]	8,755	8,771	9,160	9,649	10,002
Wages per employee[11]	15,079	15,271	15,600	16,087	16,321
Weekly sales per sq ft[12/13]	20.48	21.05	21.43	22.01	22.33

notes

1 53 week period.

2 Excludes integration costs and goodwill amortisation. Operating margin is based upon turnover exclusive of VAT.

3 Underlying profit, adjusted and adjusted diluted, earnings per share exclude net loss on disposal of fixed assets, loss on disposal of discontinued operations, Ireland integration costs and goodwill amortisation.

4 Represents loss on disposal of discontinued operations.

5 Market capitalisation plus net debt.

6 *Underlying profit divided by average* shareholders' funds.

7 Profit divided by average capital employed excluding net debt.

8 Store sizes exclude lobby and restaurant areas.

9 Average store size excludes Express stores.

10 Based on average number of full-time equivalent employees in the UK.

11 Based on turnover exclusive of VAT, operating profit and total staff cost per full-time equivalent employee.

12 Based on weighted average sales area and sales excluding property development.

13 2002 and 2001 statistics have been calculated based on the adoption of FRS 19, 'Deferred Tax'. See note 1 on page 22.

TESCO 445790

FINANCIAL HIGHLIGHTS

'UP SALES	UP 11.9%
GROUP PROFIT BEFORE TAX†	UP 12.0%
EARNINGS PER SHARE †‡	UP 11.1%
DIVIDEND PER SHARE	UP 11.2%

GROUP SALES £m
*52 weeks pro forma



14,984
17,447*
18,546
20,358
22,773
97
98
99
00
01

GROUP PROFIT
BEFORE TAX £m
*52 weeks pro forma



750
817*
881
955
1,070
97
98
99
00
01

(before integration costs, goodwill amortisation and net loss on disposal of fixed assets)

EARNINGS
PER SHARE Pence
*52 weeks pro forma



7.83
8.70*
9.37
10.18
11.31
97
98
99
00
01

(adjusted diluted)

	2001 52 weeks	2000 52 weeks
Group sales (including value added tax) (£m)	22,773	20,358
Profit on ordinary activities before tax† (£m)	1,070	955
Earnings per share†‡ (p)	11.31	10.18
Dividend per share (p)	4.98	4.48
Group enterprise value (market capitalisation plus net debt) (£m)	21,590	13,591

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation.

‡ Adjusted diluted.

Group summary	2001 £m	2000 £m	Change %
Group sales (including value added tax)	22,773	20,358	11.9
Group operating profit (prior to integration costs and goodwill amortisation)	1,174	1,043	12.6
Profit on ordinary activities before tax†	1,070	955	12.0
Adjusted diluted earnings per share†	11.31p	10.18p	11.1
Dividend per share	4.98p	4.48p	11.2

† Excluding net loss on disposal of fixed assets, integration costs and goodwill amortisation


GROUP
PERFORMANCE £m
*52 weeks pro forma
14,984
17,447*
18,546
20,358
22,773
Group sales
UK retail sales
14,024
15,799*
17,070
18,331
19,880
97 98 99 00 01


CAPITAL
EXPENDITURE £m
758
841
1,067
1,488
1,944
Group
UK
682
757
848
989
1,206
97 98 99 00 01


TESCO SHARE
PRICE Pence
169.0
271.0
Mar 00
Jun 00
Oct 00
Dec 00
Feb 01

This operating and financial review analyses the performance of Tesco in the financial year ended 24 February 2001. It also explains other aspects of the Group's results and operations including taxation and treasury management.

Group performance

Group sales including VAT increased by 11.9% to £22,773m (2000 – £20,358m).

Group profit on ordinary activities before tax (excluding the net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 12.0% to £1,070m.

Group capital expenditure was £1,944m (2000 – £1,488m) including £200m for the re-purchase of UK stores previously part of sale and leaseback agreements. UK capital expenditure was £1,206m, including £705m on new stores and £175m on extensions and refits. Total international capital expenditure was £738m including £390m in Asia. In the year ahead we see Group capital expenditure increasing slightly to £2.0bn, including £200m of further store buy-backs.

Group net debt in the year increased by £744m to £2,804m (2000 – £2,060m), with gearing increasing to 52% (2000 – 43%).

Group interest and taxation

Net interest payable was £125m (2000 – £99m). Additional borrowings to fund our investment plans resulted in this increase.

Corporation tax has been charged at an effective rate of 27.3% (2000 – 27.8%). Prior to accounting for the net loss on disposal of fixed assets, integration costs and goodwill amortisation, our underlying tax rate was 26.9% (2000 – 27.4%).

Shareholder returns and dividends

Adjusted diluted earnings per share (excluding the net loss on disposal of fixed assets, integration costs and goodwill amortisation) increased by 11.1% to 11.31p (2000 – 10.18p).

The Board has proposed a final dividend of 3.50p (2000 – 3.14p) giving a total dividend for the year of 4.98p (2000 – 4.48p). This represents an increase of 11.2% and maintains dividend cover at 2.27 times.

Shareholders' funds, before minority interests, increased by £587m. This was due to retained profits of £427m and new shares issued less expenses of £162m, offset by losses on foreign currency translation of £2m. As a result return on shareholders' funds was 21.1%.

Total shareholder return, which is measured as the percentage change in the share price plus the dividend, has been 28.5% over the last five years, compared to the market average of 12.5% and has been 19.2% over the last three years, compared to the market average of 5.3%. In the last year, total shareholder return in Tesco was 62.2% compared to the market average of (0.2)%.

UK

UK sales (excluding property development sales) grew by 8.5% to £19,880m (2000 – £18,331m) of which 4.8% came from existing stores and 3.7% from net new stores. Existing store growth has been driven by strong volumes as we have seen zero inflation in total and deflation in our core business.

Our customer focused strategy and commitment to value have delivered increased market share and we see plenty of opportunity for future growth.

UK operating profit was 10.8% higher at £1,100m (2000 – £993m) with an operating margin held broadly flat at 6.0%.

The tesco.com operations achieved sales of £237m (2000 – £52m) and a loss of £9m – both in line with the expectations we set out in May 2000. Within this, grocery home shopping continued to be profitable.

[illegible]e development In the year we opened 48 new stores com[illegible]ing four Extras, nine Superstores, 16 Compacts, one Metro and 18 Express stores. In total we opened 1.3m sq ft of new space and expect to open a similar amount in the current year.

UK fact file

POPULATION	60m
NUMBER OF STORES	692
SQUARE FOOTAGE 000s	17,965
STORES OPENED/SQ FT ADDED	48 / 1,298,000
CAPITAL EXPENDITURE £m	1,206
RETAIL TURNOVER £m	19,880
OPERATING PROFIT £m	1,100

UK performance	2001 £m	2000 £m	Change %
Retail sales (including value added tax)	19,880	18,331	8.5
Operating profit	1,100	993	10.8

TOTAL SHAREHOLDER RETURN %



62.2
19.2
28.5
(0.2)
5.3
12.5
1 year
3 years
5 years
Tesco
market

UK SALES GROWTH %
*52 weeks pro forma



12.8
12.7*
8.0
7.4
8.5
7.5
6.1
4.0
4.2
4.8
97
98
99
00
01
total
like-for-like

UK SALES AREA OPENED 000 sq ft



603
680
837
1,216
1,298
97
98
99
00
01
UK sales area opened including Express

Rest of Europe performance

Rest of Europe performance	2001 £m	2000 £m	Change %
Retail sales (including value added tax)	1,970	1,527	29.0
Operating profit	70	51	37.3

NUMBER OF EUROPEAN HYPERMARKETS



2
8
19
36
98
99
00
01

Rest of Europe

In the Rest of Europe total sales rose by 29.0% to £1,970m (2000 – £1,527m) and contributed an operating profit of £70m, up from £51m last year.

Retail sales in the **Republic of Ireland** in local currency grew by 6.7%, and our customers continue to benefit from the extended range, improved service and better value.

In **Central Europe** total sales at constant exchange rates were up 85.8%. Both the region as a whole and our lead country, Hungary, moved into profit. We opened 17 hypermarkets in the year giving us 36 in total with 5.1m sq ft.

Rest of Europe fact file

POPULATION	70m
NUMBER OF STORES	183
SQUARE FOOTAGE 000s	6,754
STORES OPENED/SQ FT ADDED	19 / 1,927,000
CAPITAL EXPENDITURE £m	348
TURNOVER £m	1,970
OPERATING PROFIT £m	70

Asian performance

Asian performance	2001 £m	2000 £m	Change %
Retail sales (including value added tax)	919	497	84.9
Operating profit/(loss)	4	(1)	n/a

NUMBER OF ASIAN HYPERMARKETS



14
19
32
99
00
01

Asia

In the year, our Asian businesses had sales of £919m (2000 – £497m), up 84.9% on the previous year and made an operating profit of £4m (2000 – £1m loss).

Our Tesco Lotus business in **Thailand** is profitable, now comprising 24 hypermarkets and, in local currency, has shown strong sales growth of 56.9%. We currently have 2.8m sq ft of selling space in Thailand which will increase to 3.6m sq ft by the end of 2001.

In **South Korea**, we opened five hypermarkets in the the space of 65 days. We now have seven hypermarkets open with total sales in local currency up 126%. In **Taiwan**, we acquired our first store in December 2000 which will give us valuable early experience for our future development programme. We will open two new stores in 2001.

In **Malaysia**, with our partner, we are awaiting regulatory approval to start our hypermarket development programme.

We continue to research in China and Japan.

Asia fact file

POPULATION	130m
NUMBER OF STORES	32
SQUARE FOOTAGE 000s	3,643
STORES OPENED/SQ FT ADDED	13 / 1,386,000
CAPITAL EXPENDITURE £m	390
TURNOVER £m	919
OPERATING PROFIT £m	4

Joint ventures

Our total share of profits from joint ventures was £21m compared to £11m last year.

Within this, our share of Tesco Personal Finance profits was £3m (2000 – £4m loss).

Financial risks and treasury management

The treasury function has been formally authorised by the Board to manage the financial risks that arise in relation to underlying business needs. The Board establishes the function's policies and operating parameters and routinely reviews its activities, which are also subject to regular audit. The function does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

The main financial risks faced by the Group relate to the availability of funds to meet business needs, the risk of default of counterparties to financial transactions (credit risk), and fluctuations in interest and foreign exchange rates. These risks are managed as described below. The balance sheet positions at 24 February 2001 are representative of the positions throughout the year.

Funding and liquidity

The Group finances its operations by a combination of retained profits, bank borrowings, commercial paper, medium term notes, long-term debt market issues and leases. The objective is to ensure continuity of funding. The policy is to smooth the debt maturity profile, to arrange funding ahead of requirements and to maintain sufficient undrawn committed bank facilities and a strong credit rating so that maturing debt may be refinanced as it falls due.

The Group's long-term credit ratings from Moody's and Fitch are AA3 and AA respectively, consistent with last year. During the year new funding of £700m was arranged including net new committed bank facilities of £115m and medium term notes with following principal values and maturity dates, £200m 2016, and £150m 2010. At the year end net debt was £2.8bn (2000 – £2.1bn) and the average debt maturity was seven years (2000 – seven years).

NUMBER OF TESCO PERSONAL FINANCE ACCOUNTS million



0.4
0.75
1.5
2.0
98
99
00
01

Interest rate risk management

The objective is to avoid significant exposure to increases in interest rates. Forward rate agreements, interest rate swaps and caps are used to achieve the desired mix of fixed and floating rate debt. The policy is to fix or cap between 30% and 70% of actual and projected debt interest costs, although a higher percentage may be fixed within a 12-month horizon. Forward start interest rate swaps may be used to manage projected debt interest costs where appropriate. At the year end, £1.3bn, 47%, of net debt was in fixed rate form (2000 – £0.7bn, 32%), with a further £100m, 4%, of net debt capped, as detailed in note 20. Fixed rate debt includes £200m of Retail Price Index linked funding implemented during the year to reduce interest rate risk by diversifying our funding portfolio. The balance of the debt is in floating rate form.

The average rate of interest paid during the year was 6.6% (2000 – 6.8%). A 1% rise in UK interest rates would reduce profit before tax by less than 2%. Changes in interest rates in other currencies would have no significant impact on Group profits.

Foreign currency risk management

Our principal objective is to reduce the risk to short-term profits of exchange rate volatility. Currency exposures that could significantly impact the profit and loss account are hedged, typically using forward purchases or sales of foreign currencies. We also seek to mitigate the effect of currency movements reducing the value of our overseas investments by arranging borrowings (either directly or via foreign exchange transactions), in matching currencies where this is cost effective. Our objectives are to maintain a low cost of borrowing and retain some potential for currency related appreciation while partially hedging against currency depreciation.

During the year currency movements had minimal impact on profits and decreased net assets overseas by £2m. At the year end forward foreign purchases of £220m were outstanding (2000 – £44m). See note 20.

Credit risk

The objective is to reduce the risk of loss arising from default by parties to financial transactions. The risk is managed by spreading financial transactions across an approved list of counterparties of high credit quality. The Group's positions with these counterparties and their credit ratings are routinely monitored.

Economic Monetary Union

Our aim is for all the relevant parts of the Group to be able to handle business in euros when required. Project teams continue to address the issues arising from EMU and current progress is in line with the timetable set by the Group.

We are gaining valuable experience of the EMU process from Tesco Ireland. We will draw upon this learning if and when other Group companies are impacted by the introduction of the euro.

The Directors present their annual report to shareholders on the affairs of the Group together with the audited consolidated financial statements of the Group for the 52 weeks ended 24 February 2001.

Principal activity and business review

The principal activity of the Group is the operation of food stores and associated activities in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea and Taiwan. A review of the business is contained in the Annual Review and Summary Financial Statement 2001 which is published separately and, together with this document, comprises the full Tesco PLC Annual Report and Financial Statements.

Group results

[illegible] turnover excluding VAT rose by £2,192m to £20,988m, [illegible]ting an increase of 11.7%. Group profit on ordinary activities before taxation, integration costs, loss on disposal of fixed assets and goodwill amortisation was £1,070m compared with £955m for the previous year, an increase of 12.0%. Including loss on disposal of fixed assets and goodwill amortisation, Group profit on ordinary activities before taxation was £1,054m. The amount allocated to the employee profit-sharing scheme this year was £44m as against £41m last year. After provision for tax of £288m, minority interests of £1m and dividends, paid and proposed, of £340m, profit retained for the financial year amounted to £427m.

Dividends

The Directors recommend the payment of a final dividend of 3.50p per ordinary share to be paid on 29 June 2001 to members on the Register at the close of business on 20 April 2001. Together with the interim dividend of 1.48p per ordinary share paid in December 2000, the total for the year comes to 4.98p compared with 4.48p for [illegible]ous year, an increase of 11.2%.

Tangible fixed assets

Capital expenditure amounted to £1,944m compared with £1,488m the previous year. In the Directors' opinion, the properties of the Group have a market value in excess of the book value of £8,241m included in these financial statements.

Share capital

The authorised and issued share capital of the company, together with details of the shares issued during the period, are shown in note 23 to the financial statements.

Company's shareholders

The company is not aware of any ordinary shareholders with interests of 3% or more.

Directors and their interests

The names and biographical details of the present Directors are set out in the separately published Annual Review and Summary Financial Statement 2001.

Mr C L Allen, Mr P A Clarke, Dr H Einsmann and Mr G F Pimlott retire from the Board by rotation and being eligible offer themselves for re-election.

Mrs V Morali being appointed during the year will also retire and offer herself for re-election.

The service contract of Mr P A Clarke is terminable on two years' notice from the company.

Mr C L Allen, Dr H Einsmann, Mr G F Pimlott and Mrs V Morali do not have service contracts.

The interests of Directors and their immediate families in the shares of Tesco PLC, along with details of Directors' share options, are contained in the report of the Directors on remuneration set out on pages 12 to 16.

At no time during the year did any of the Directors have a material interest in any significant contract with the company or any of its subsidiaries.

Employment policies

The Group depends on the skills and commitment of its employees in order to achieve its objectives. Staff at every level are encouraged to make their fullest possible contribution to Tesco success.

A key business priority is to provide First Class Service to the customer. Ongoing training programmes seek to ensure that employees understand the Group's customer service objectives and strive to achieve them.

The Group's selection, training, development and promotion policies ensure equal opportunities for all employees regardless of gender, marital status, race, age or disability. All decisions are based on merit.

Internal communications are designed to ensure that employees are well informed about the business of the Group. These include a staff magazine called Tesco Today, videos and staff briefing sessions.

Staff attitudes are frequently researched through surveys and store visits, and management seeks to respond positively to the needs of employees.

Employees are encouraged to become involved in the financial performance of the Group through a variety of schemes, principally the Tesco employee profit-sharing scheme and the savings-related share option scheme.

Political and charitable donations

Contributions to community projects and to charity amounted to £1,448,000 (2000 – £1,485,000). There were no political donations.

Supplier payment policy

Tesco PLC is a signatory to the CBI Code of Prompt Payment. Copies of the Code may be obtained from the CBI, Centre Point, 103 New Oxford Street, London WC1A 1DU. Payment terms and conditions are agreed with suppliers in advance.

Tesco PLC has no trade creditors in its balance sheet. The Group pays its creditors on a timely basis which varies according to the type of product and territory in which the suppliers operate.

Going concern

The Directors consider that the Group and the company have adequate resources to remain in operation for the foreseeable future and have therefore continued to adopt the going concern basis in preparing the financial statements. As with all business forecasts the Directors' statement cannot guarantee that the going concern basis will remain appropriate given the inherent uncertainty about future events.

Auditors

PricewaterhouseCoopers have expressed their willingness to continue in office. In accordance with section 384 of the Companies Act 1985, a resolution proposing the re-appointment of PricewaterhouseCoopers as auditors of the company will be put to the Annual General Meeting.

Annual General Meeting

A separate circular accompanying the annual accounts explains the special business to be considered at the Annual General Meeting on 15 June 2001.

By Order of the Board
Rowley Ager
Secretary
9 April 2001

Tesco PLC
Registered Number: 445790

CORPORATE GOVERNANCE

Statement of application of principles of the Combined Code

The Group is committed to high standards of corporate governance. This statement describes the manner in which the company has applied the principles set out in the Combined Code on Corporate Governance.

Directors

The Board of Tesco PLC comprises eight Executive Directors and six independent Non-executive Directors. The Chairman, Mr J A Gardiner, is an independent Non-executive Director who has a primary responsibility of running the Board. The Chief Executive, Mr T P Leahy, has executive responsibilities for the operations, results and strategic development of the Group. Clear divisions of accountability and responsibility exist and operate effectively for these positions. In addition, Mr G F Pimlott is the senior [illegible]executive Director. The Board ensures that no one individual or [illegible] dominates the decision-making process.

The full Board meets ten times a year and annually devotes two days to a conference with senior executives on longer term planning giving consideration both to the opportunities and risks of future strategy. The Board manages overall control of the Group's affairs by the schedule of matters reserved for its decision. Insofar as corporate governance is concerned, these include the approval of financial statements, major acquisitions and disposals, authority levels for expenditure, treasury policies, risk management policies and succession plans for senior executives. To enable the Board to make considered decisions, a written protocol exists and has been communicated to senior managers ensuring that relevant information is made available to all Board members in advance of Board meetings. All Directors have access to the services of the Company Secretary and may take independent professional advice at the company's expense in the furtherance of their duties.

The Board delegates day-to-day and business management [illegible] to the Executive Committee which comprises the Executive Directors. This meets formally every week and its decisions are communicated throughout the Group on a regular basis. The Executive Committee is responsible for implementing Group policy, the monitoring and performance of the business and reporting to the full Board thereon.

Appointments to the Board for both Executive and Non-executive Directors are the responsibility of the Nominations Committee which is chaired by Mr J A Gardiner and whose members are set out in the table on page 11.

As exemplified by the section on 'Directors and their interests' within the Directors' report on pages 7 and 8, the company's Articles of Association ensure that on a rotational basis Directors resign every three years and, if they so desire and are eligible, offer themselves for re-election.

The Board has also established a Compliance Committee whose purpose is to ensure that the Board discharges its obligations to avoid civil and criminal liability. The Committee, comprising two Executive Directors and three members of senior management, normally meets four times a year.

Directors' remuneration

The Board has a long-established Remuneration Committee, composed entirely of Non-executive Directors, which is chaired by Mr C L Allen. The members are set out in the table on page 11. The responsibilities of the Remuneration Committee together with an explanation of how it applies the Directors' remuneration principles of the Combined Code are set out in the report of the Remuneration Committee on pages 12 to 16.

Relations with shareholders

The Board attaches a high importance to maintaining good relationships with all shareholders and, primarily through the Investor Relations department, ensures that shareholders are kept informed of significant company developments. During the year, Directors have met with 81 of our leading shareholders representing over 51% of the issued shares of the company.

While the focus of dialogue is with institutional shareholders to whom regular presentations are made on company direction, care is exercised to ensure that any price-sensitive information is released to all shareholders, institutional and private, at the same time as in accordance with the Financial Services Authority requirements.

The Board regards the Annual General Meeting as an opportunity to communicate directly with private investors and actively encourages participative dialogue. The Chairman, Executive Directors and chairmen of the Audit and Remuneration Committees attend the Annual General Meeting and are available to answer questions from shareholders present.

Each year end, every shareholder may choose to receive a full Annual Report and Financial Statements or an abbreviated Annual Review and Summary Financial Statement. At the half year, all shareholders receive an Interim Report. These reports, together with publicly-made trading statements, are available on the Group's website (www.tesco.com/corporateinfo).

Accountability and audit

The Board has an Audit Committee, chaired by Mr J W Melbourn and consisting entirely of Non-executive Directors, which meets a minimum of three times a year. Membership of the Audit Committee is set out in the table on page 11. Its terms of reference represent current best practice. The Committee's primary responsibilities include monitoring the system of internal control throughout the Group, approving the Group's accounting policies and reviewing the interim and annual financial statements before submission to the Board. In terms of financial reporting, an assessment of Group performance is set out in the operating and financial review on pages 2 to 6.

Internal control

The Board has overall responsibility for internal control, including the system of risk management, and sets appropriate policies having regard to the objectives of the Group. Executive management has the responsibility for the identification, evaluation and management of risks and for the implementation and maintenance of control systems in accordance with the Board's policies.

The Board, through the Audit Committee, has reviewed the effectiveness of the systems of internal control for the accounting year and the period to the date of approval of the financial statements, although it should be understood that such systems are designed to provide reasonable but not absolute assurance against material misstatement or loss.

The Group operates an objectives-driven approach aimed at satisfying its core purpose and goals that translates into a rolling five-year business plan, although strategic interests are also considered over a much longer horizon. The five-year plan covers both revenue and capital expenditure and forms the basis of business plans for all parts of the Group. From this the Board, together with monitoring regimes based upon a balanced scorecard, agrees the annual revenue and capital budgets. The scorecard sets out targets for a wide variety of key performance indicators and a quarterly review of achievement is considered at Board level. This process establishes the control framework and risk appetite.

The capital investment programme is subject to formalised review procedures requiring key criteria to be met. All major initiatives require business cases to be prepared, normally covering a minimum period of five years. Post-investment appraisals are also carried out.

At the macro level, the Board considers risk every time it meets and significant risks are reviewed regularly. The two-day Board Conference, referred to earlier, considers where future opportunities and risks lie and helps shape our corporate strategy going forward.

At an operational level, internal controls have evolved over many years and are subject to regular internal and external audit. Routines exist which ensure that significant control failures or events that represent risks to the Group's objectives are escalated to senior management and the Board, if necessary, on a daily, weekly and periodic basis to allow timely corrective action to be taken. The Board acknowledges that the Group operates in an ever-changing environment, both externally in meeting the challenges in a competitive marketplace and internally through the development of new business streams, systems and procedures. The Board has established a change management process that includes an evaluation of risks and an identification of controls.

The Executive Committee sets aside sufficient time for an annual assessment of the effectiveness of managing the key risks and takes appropriate action depending upon the outcome of their assessment. This is then communicated and discussed with the Board.

A programme of communication exists and is constantly being developed to ensure that all staff are aware of the parameters that constitute acceptable business performance and the expectations of the Board in managing risk. This provides clear definition of the Group's purpose and goals, accountabilities, responsibilities and the scope of permitted activities of companies within the Group, executive functions and individual staff. The Group employs over 240,000 people including over 1,600 senior managers. Management control is formalised at all levels and is regulated by cascading limits of authority.

Underpinning the internal control process is the whole system of monitoring risk and control. The monitoring of strategic and operational risks are responsibilities of the Board and line managers respectively. The internal audit function also operates on a risk-based approach providing a level of expertise to management in fulfilling their risk responsibilities and assisting in the mapping of risks and controls. PricewaterhouseCoopers, our external auditors, contribute a further independent perspective on certain aspects of the internal financial control system arising from their work and annually report their findings to the Audit Committee. Overall, the Audit Committee seeks to ensure that the whole management processes provide adequate control mechanisms over all major risks to the Group.

To ensure that the international expansion of the Group takes place within agreed policies and procedures, two further control committees have been established, reporting to the Audit Committee. They focus on activities in Europe and Asia respectively.

Other specialist functions within the Group, notably Trading Law and Technical and Company Secretariat, provide assurance and advice on health and safety, regulatory and legal compliance and environmental issues. These functions report their findings on a regular basis to the Compliance Committee.

Pension funds

The assets of the pension funds established for the benefit of the Group's employees are held separately from those of the Group. Both the Tesco PLC Pension Scheme and the Tesco PLC Money Purchase Pension Scheme are managed by a trustee company. Its Board comprises one Executive Director, three senior managers and five members appointed from staff and pensioners. Management of the assets of the Tesco PLC Pension Scheme is delegated to a number of independent fund managers. These fund managers have discretion to invest in shares of Tesco PLC, but only to the proportional weighting of the shares in the total market. Contributions to the Tesco PLC Money Purchase Pension Scheme are paid into insurance policies administered by the Equitable Life Assurance Society. Details of pension commitments are set out in note 26 to the financial statements on page 38.

nt of compliance with the Code Provisions in the Combined Code

Throughout the year ended 24 February 2001 the company has been in compliance with all the Code Provisions set out in Section 1 of the Combined Code on Corporate Governance, except as with regard to provision B.1.7 on the length of Directors' service agreements. The Remuneration Committee considers that the current length of two years is both appropriate and necessary although it reviews the matter every year.

BOARD COMMITTEE MEMBERSHIP	Nominations Committee	Remuneration Committee	Audit Committee	Compliance Committee
Independent Directors				
Mr J A Gardiner	*	*	*	
Mr G F Pimlott	*	*	*	
Mr J W Melbourn	*	*	*	
Mr C L Allen		*	*	
Dr H Einsmann	*			
Executive Directors				
Mr T P Leahy	*			
Mr R S Ager				*
Mr P A Clarke				*

REPORT OF THE DIRECTORS ON REMUNERATION

Directors' remuneration policy

The remuneration packages, including contract periods, of Executive Directors are determined by the Remuneration Committee (the Committee). It ensures that the remuneration package is appropriate for their responsibilities, taking into consideration the overall financial and business position of the Group, the highly competitive industry of which the Group is part and the importance of recruiting and retaining management of the appropriate calibre. The remuneration of the Non-executive Directors is determined by the Board as a whole on the recommendation of the Executive Committee after considering external market research.

Compliance

The Committee is constituted and operated throughout the period in accordance with the principles outlined in the Listing Rules of the Financial Services Authority derived from Schedule A of the Combined Code. In framing the remuneration policy, full consideration has been given to the best practice provisions set out in Schedule B, annexed to the Listing Rules. The auditors' report set out on page 17 covers the disclosures referred to in this report that are specified for audit by the Financial Services Authority.

Details of Directors' emoluments and interests, including executive and savings-related share options, are set out on pages 13 to 16.

The following summarises the remuneration packages for Executive Directors. Copies of the Executive Directors' contracts of employment are available for inspection by shareholders as required.

Base salary and benefits

The base salary, contract periods, benefits (which comprise car benefits, life assurance, disability and health insurance) and other remuneration issues of Executive Directors and other senior executives, are normally reviewed annually by the Committee, having regard to competitive market practice supported by two external, independent surveys.

Profit-sharing

The Group operates an approved employee profit-sharing scheme for the benefit of employees, including Executive Directors, with over two years' service with the Group at its year end. Shares in the company are allocated to participants in the scheme on a pro rata basis to base salary earned up to Inland Revenue approved limits.

Executive incentive scheme

The company operates performance-related award schemes designed to provide a growing element of variable reward to reflect the performance of the Group. The scheme awards are made in shares and align closely the interests of Directors and shareholders.

Long-term share bonuses are awarded annually, based on improvements in earnings per share, achievement of strategic corporate goals and comparative performance against peer companies including total shareholder return. The maximum long-term bonus is 50% of salary. Shares awarded have to be held for a period of four years, conditional upon continuous service with the company. The share equivalent of dividends which would have been paid on the shares is added to the award during the deferral period.

Short-term share bonuses are awarded annually, based on improvements in earnings per share and on the achievement of strategic corporate goals. The maximum short-term bonus payable is 25% of salary, which is augmented by up to a further 12.5% of salary if the participants elect for the trustees of the scheme to retain the fully paid ordinary shares awarded for a minimum period of two years, conditional upon continuous service with the company. The share equivalent of dividends which would have been paid on the shares is added to the award during the deferral period.

The Committee sets performance targets annually for the incentive scheme for each of the criteria noted above, confirms achievement of performance and awards to be made under the scheme and directs the general administration of the scheme. The Executive Committee has adopted a policy of extending the Group Board executive incentive scheme to a wider body of senior executives within the Group. The scheme rules and awards of this extension are administered on a consistent basis as previously set out for the Executive Directors.

The holding period for both the long-term and short-term shares may be extended to seven and five years respectively by the scheme members. During this holding period, the shares held are increased by 12.5% at the beginning of each year based on the scheme shares held. This holding period may be extended only subject to personal shareholding targets set by the Committee being met by the scheme members, conditional upon continuous employment with the company.

Share options

Executive Directors are included in executive share option schemes (ESOS), and are eligible to join the employees' savings-related share option scheme (SAYE) when they have completed one year's service.

Executive options granted since 1995 may be exercised only subject to the achievement of performance criteria related to growth in earnings per share, in accordance with ABI guidelines.

Pensions

Executive Directors are members of the Tesco PLC Pension Scheme which provides a pension of up to two-thirds of base salary on retirement, normally at the age of 60, dependent upon service. The scheme also provides for dependants' pensions and lump sums on death in service. The scheme is a defined benefit pension scheme, which is approved by the Inland Revenue.

Service agreements

Executive Directors have service contracts with entitlement to notice of 24 months. This notice period is renewed annually by the Remuneration Committee and is regarded as an essential part of the remuneration package, designed to retain key executives within the company.

Non-executive Directors

Non-executive Directors do not have contracts but each appointment is subject to review every three years. Non-executive Directors receive a basic fee plus an additional sum in respect of committee membership. Mr J A Gardiner has the benefit of the use of a company car.

TABLE 1 Directors' emoluments

	Salary £000	Profit-sharing £000	Benefits £000	Incentive scheme Short-term £000	Incentive scheme Long-term £000	Total 2001 £000	Total 2000 £000
Mr J A Gardiner	300	–	14	–	–	314	305
Mr T P Leahy	771	8	43	252	534	1,608	1,173
Mr D E Reid	613	8	65	195	461	1,342	1,053
Mr R S Ager	398	8	12	126	318	862	698
Mr C L Allen	42	–	–	–	–	42	35
Mr P A Clarke	339	8	26	117	163	653	434
Dr H Einsmann	30	–	–	–	–	30	24
Mr J Gildersleeve	532	8	67	167	415	1,189	964
Mr A T Higginson	422	8	49	135	195	809	644
Mrs L James (a)	–	–	–	–	–	–	307
Mr T J R Mason	422	8	25	135	284	874	680
Mr J W Melbourn	42	–	–	–	–	42	38
Mrs V Morali (b)	14	–	–	–	–	14	–
Baroness O'Cathain (c)	11	–	2	–	–	13	40
Mr G F Pimlott	55	–	–	–	–	55	38
Mr D T Potts	349	8	14	117	163	651	505
Mr J M Wemms (c)	138	8	19	–	153	318	801
	4,478	72	336	1,244	2,686	8,816	7,739

a Former Director.

b Mrs V Morali was appointed to the Board on 18 September 2000.

c Baroness O'Cathain and Mr J M Wemms retired from the Board on 15 June 2000.

TABLE 2 Gains made on share options

	Number of shares at exercise price (pence)									Value realisable	
	61.7	59.7	66.0	98.3	117.7	151.7	160.3	Total	Price at exercise (pence)	2001 £000	2000 £000
Mr T P Leahy	–	–	–	–	–	–	–	–	–	–	–
Mr D E Reid	–	–	–	–	–	–	–	–	–	–	623
Mr R S Ager	51,153	75,714	106,833	250,170	94,335	–	–	578,205	224.75	795	–
Mr P A Clarke	–	–	–	165,504	–	–	–	165,504	209.00	183	–
Mr J Gildersleeve	–	–	–	–	–	–	–	–	–	–	–
Mr A T Higginson	–	–	–	–	–	–	411,642	411,642	268.50	445	–
Mr T J R Mason	–	–	–	284,745	–	–	–	284,745	210.00	318	–
Mr D T Potts	–	–	–	97,581	–	119,238	–	216,819	260.25	287	–
Mr J M Wemms	–	–	–	–	–	–	–	–	–	–	479
Date of grant	27.5.1993	10.6.1994	29.9.1994	3.7.1996	17.4.1997	7.10.1997	17.11.1997				

The value realisable from shares acquired on exercise is the difference between the fair market value at exercise and the exercise price of the options, although the shares may have been retained. Where individual Directors exercised options on different dates and sold the shares, the price at exercise shown represents an average of the prices on these dates weighted to the number of options exercised. The market price of the shares at 24 February 2001 was 271p. The share price during the 52 weeks to 24 February 2001 ranged from 169p to 286p.

TABLE 3 Pension details of the Directors

	Age at 24 Feb 2001	Years of service	Increase in accrued pension during the year (a) £000	Transfer value of increase during the year £000	Accrued total pension at 24 Feb 2001 (b) £000
Mr T P Leahy	45	22	50	585	286
Mr D E Reid	54	16	35	557	290
Mr R S Ager	55	15	17	281	203
Mr P A Clarke	40	26	30	297	109
Mr J Gildersleeve	56	36	18	301	309
Mr A T Higginson (c)	43	3	16	173	45
Mr T J R Mason	43	19	17	188	148
Mr D T Potts	43	28	25	279	125

a The increase in accrued pension during the year excludes any increase for inflation.

b The accrued pension is that which would be paid annually on retirement at 60 based on service to 24 February 2001.

c Part of Mr A T Higginson's benefits, in respect of pensionable earnings in excess of the earnings limit imposed by the Finance Act 1989, are provided on an unfunded basis within a separate unapproved arrangement.

TABLE 4 Share options held by Directors and not exercised at 24 February 2001

Executive share options schemes (1984), (1994) and (1996)

	Number of shares at exercise price (pence)									
	72.3 (a)	72.3 (a)	70.0 (a)	81.0 (a)	90.3	104.0	98.3	117.7	151.7	Sub-total
Mr T P Leahy	62,211	51,150	417,144	471,372	398,523	248,256	523,728	–	120,660	2,293,044
Mr D E Reid	–	–	11,427	–	–	–	223,728	–	601,305	836,460
Mr R S Ager	–	–	–	–	–	–	–	–	299,904	299,904
Mr P A Clarke	–	–	–	–	–	–	–	–	76,281	76,281
Mr J Gildersleeve	–	–	–	–	–	–	122,034	–	504,999	627,033
Mr A T Higginson	–	–	–	–	–	–	–	–	–	–
Mr T J R Mason	–	–	–	–	–	–	–	–	198,669	198,669
Mr D T Potts	–	–	–	–	–	–	–	–	–	–
Mr J M Wemms (b)	–	–	87,141	–	–	–	275,643	50,994	154,944	568,722
Date exercisable (d)	29.10.1995	27.5.1996	10.6.1997	12.8.1997	27.4.1998	13.10.1998	3.7.1999	17.4.2000	7.10.2000	

	Number of shares at exercise price (pence)									
	Sub-total b/f	160.3	176.7	164.0	178.0	179.4	173.0	209.5 (c)	205.0 (c)	Total
Mr T P Leahy	2,293,044	–	–	126,832	–	–	228,901	17,673	780,487	3,446,937
Mr D E Reid	836,460	–	–	90,245	–	425,827	117,920	–	604,878	2,075,330
Mr R S Ager	299,904	–	89,433	26,831	149,171	–	36,994	182,528	390,243	1,175,104
Mr P A Clarke	76,281	–	17,718	29,946	146,991	–	277,170	77,683	360,975	986,764
Mr J Gildersleeve	627,033	–	150,564	56,100	364,092	–	73,988	–	517,073	1,788,850
Mr A T Higginson	–	–	373,584	63,415	–	–	76,301	–	419,512	932,812
Mr T J R Mason	198,669	–	149,076	63,415	255,796	–	87,861	–	419,512	1,174,329
Mr D T Potts	–	–	–	38,756	288,730	–	199,827	–	360,975	888,288
Mr J M Wemms (b)	568,722	34,731	65,658	–	–	–	–	–	–	669,111
Date exercisable (d)		17.11.2000	21.5.2001	30.9.2001	28.1.2002	24.5.2002	30.11.2002	20.4.2003	26.6.2003	

a All of the options at 72.3p may be exercised at 61.7p and in the case of Mr T P Leahy 25% of the options, and in the case of Mr D E Reid 100% of the options at 70.0p and 81.0p respectively may be exercised at 59.7p and 69.0p respectively, as targets related to growth in earnings per share in accordance with ABI guidelines have been achieved.

b Position as at Mr J M Wemms' retirement on 15 June 2000.

c Options granted in the year.

d Date of expiry is seven years from date exercisable, with the exception of the 98.3p, 117.7p, 151.7p and 160.3p options which expire four years from date exercisable.

TABLE 5 Share options held by Directors and not exercised at 24 February 2001

Savings-related share option scheme (1981)

	Number of shares					Value realisable	
	As at 26 Feb 2000	Granted	Exercised	As at 24 Feb 2001	Exercise price pence	2001 £000	2000 £000
Mr T P Leahy	10,548	1,704	–	12,252	83.0-198.0	–	17
Mr D E Reid	16,218	–	–	16,218	83.0-151.0	–	7
Mr R S Ager	7,198	1,704	–	8,902	136.0-198.0	–	9
Mr P A Clarke	15,987	1,704	4,140	13,551	83.0-198.0	7	6
Mr J Gildersleeve	10,740	1,704	–	12,444	121.7-198.0	–	11
Mr A T Higginson	2,235	1,704	–	3,939	151.0-198.0	–	–
Mr T J R Mason	11,523	1,704	2,484	10,743	121.7-198.0	4	11
Mr D T Potts	20,700	1,704	20,700	1,704	198.0	35	–
Mr J M Wemms (a)	10,548	–	–	10,548	83.0-151.0	–	17

a This shows the movement of options up to the date of Mr J M Wemms' retirement on 15 June 2000.

The subscription price for the savings-related share option scheme granted during the year was 198.0p and the option matures in either 2004 (three-year scheme) or 2006 (five-year scheme). The shares relating to options exercised in the year were all retained.

Between 24 February 2001 and 9 April 2001 there have been no changes in the number of share options held by the Directors. For further details on the company share option schemes see note 25.

TABLE 6 Disclosable interests of the Directors, including family interests

	24 Feb 2001		26 Feb 2000	
	Ordinary shares	Options to acquire ordinary shares	Ordinary shares	Options to acquire ordinary shares
Mr J A Gardiner	507,268	–	496,848	–
Mr T P Leahy	1,870,876	3,459,189	1,527,914	2,659,325
Mr D E Reid	1,963,757	2,091,548	1,689,528	1,486,670
Mr R S Ager	1,338,085	1,184,006	995,063	1,187,736
Mr P A Clarke	197,832	1,000,315	103,553	729,597
Mr J Gildersleeve	1,282,598	1,801,294	1,009,829	1,282,517
Mr A T Higginson	300,227	936,751	179,595	927,177
Mr T J R Mason	811,528	1,185,072	623,396	1,051,085
Mr J W Melbourn	9,690	–	9,690	–
Baroness O'Cathain (a)	46,473	–	46,473	–
Mr G F Pimlott	27,285	–	26,724	–
Mr D T Potts	324,137	889,992	212,503	764,832
Mr J M Wemms (a)	1,197,736	679,659	983,456	679,659

a Position at retirement on 15 June 2000.

Options to acquire ordinary shares shown above comprise options under the executive share option schemes (1984), (1994), (1996) and the savings-related share option scheme (1981) (note 25).

Between 24 February 2001 and 9 April 2001 there were no changes in the number of shares held by the Directors.

DIRECTORS' RESPONSIBILITIES FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

The Directors are required by the Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the Group as at the end of the financial year and of the profit or loss for the financial year.

The Directors consider that in preparing the financial statements on pages 18 to 39 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the company keeps accounting records which disclose, with reasonable accuracy, the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF TESCO PLC

[illegible] audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, including the information on Directors' emoluments and share details included within tables one to five, in the remuneration report on pages 13 to 16, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies on pages 22 and 23.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements, in accordance with applicable United Kingdom law and accounting standards, are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board [illegible] the Listing Rules of the Financial Services Authority.

[illegible] report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the Chairman's statement, the operating and financial review, the corporate governance statement and the report of the Directors on remuneration.

We review whether the corporate governance statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 24 February 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PRICEWATERHOUSECOOPERS PricewaterhouseCoopers

Chartered Accountants and Registered Auditors
London 9 April 2001

GROUP PROFIT AND LOSS ACCOUNT

	note	2001 £m	2000 £m
Sales at net selling prices	1	22,773	20,358
Value added tax		(1,785)	(1,562)
Turnover excluding value added tax	1/2	20,988	18,796
Operating expenses			
– Normal operating expenses		(19,770)	(17,712)
– Employee profit-sharing	3	(44)	(41)
– Integration costs	2	–	(6)
– Goodwill amortisation	11	(8)	(7)
Operating profit	1/2	1,166	1,030
Share of operating profit of joint ventures		21	11
Net loss on disposal of fixed assets		(8)	(9)
Profit on ordinary activities before interest and taxation		1,179	1,032
Net interest payable	7	(125)	(99)
Profit on ordinary activities before taxation	4	1,054	933
Profit before integration costs, net loss on disposal of fixed assets and goodwill amortisation		1,070	955
Integration costs		–	(6)
Net loss on disposal of fixed assets		(8)	(9)
Goodwill amortisation		(8)	(7)
Tax on profit on ordinary activities	8	(288)	(259)
Profit on ordinary activities after taxation		766	674
Minority interests		1	–
Profit for the financial year		767	674
Dividends	9	(340)	(302)
Retained profit for the financial year	24	427	372

		Pence	Pence
Earnings per share	10	11.29	10.07
Adjusted for integration costs after taxation		–	0.06
Adjusted for net loss on disposal of fixed assets after taxation		0.12	0.13
Adjusted for goodwill amortisation		0.12	0.10
Adjusted earnings per share	10	11.53	10.36
Diluted earnings per share	10	11.07	9.89
Adjusted for integration costs after taxation		–	0.06
Adjusted for net loss on disposal of fixed assets after taxation		0.12	0.13
Adjusted for goodwill amortisation		0.12	0.10
Adjusted diluted earnings per share	10	11.31	10.18
Dividend per share	9	4.98	4.48
Dividend cover (times)		2.27	2.27

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

52 weeks ended 24 February 2001

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Profit for the financial year	767	674	66	42
Loss on foreign currency net investments	(2)	(36)	(4)	(3)
Total recognised gains and losses relating to the financial year	765	638	62	39

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

52 weeks ended 24 February 2001

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Profit for the financial year	767	674	66	42
Dividends	(340)	(302)	(340)	(302)
	427	372	(274)	(260)
Loss on foreign currency net investments	(2)	(36)	(4)	(3)
New share capital subscribed less expenses	110	30	174	54
Payment of dividends by shares in lieu of cash	52	21	52	21
Net addition/(reduction) to shareholders' funds	587	387	(52)	(188)
Opening shareholders' funds	4,769	4,382	2,511	2,699
Closing shareholders' funds	5,356	4,769	2,459	2,511

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

BALANCE SHEETS

24 February 2001

	note	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Fixed assets					
Intangible assets	11	154	136	–	–
Tangible assets	12	9,580	8,140	–	–
Investments	13	101	79	5,774	5,200
Investments in joint ventures	13	203	172	146	124
		10,038	8,527	5,920	5,324
Current assets					
Stocks	14	838	744	–	–
Debtors	15	322	252	874	1,183
Investments	16	255	258	2	21
Cash at bank and in hand		279	88	–	–
		1,694	1,342	876	1,204
Creditors: falling due within one year	17	(4,389)	(3,487)	(2,518)	(2,525)
Net current liabilities		(2,695)	(2,145)	(1,642)	(1,321)
Total assets less current liabilities		7,343	6,382	4,278	4,003
Creditors: falling due after more than one year	18	(1,927)	(1,565)	(1,819)	(1,492)
Provisions for liabilities and charges	21	(24)	(19)	–	–
Total net assets		5,392	4,798	2,459	2,511
Capital and reserves					
Called up share capital	23	347	341	347	341
Share premium account	24	1,870	1,650	1,870	1,650
Other reserves	24	40	40	–	–
Profit and loss account	24	3,099	2,738	242	520
Equity shareholders' funds		5,356	4,769	2,459	2,511
Minority interests		36	29	–	–
Total capital employed		5,392	4,798	2,459	2,511

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

Terry Leahy
Andrew Higginson
Directors

Financial statements approved by the Board on 9 April 2001.

GROUP CASH FLOW STATEMENT

	note	2001 £m	2000 £m
Net cash inflow from operating activities	31	1,937	1,513
Returns on investments and servicing of finance			
Interest received		49	58
Interest paid		(206)	(188)
Interest element of finance lease rental payments		(4)	(1)
Net cash outflow from returns on investments and servicing of finance		(161)	(131)
Taxation			
Corporation tax paid		(272)	(213)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(1,953)	(1,296)
Receipts from sale of tangible fixed assets		43	85
Purchase of own shares		(58)	(18)
Net cash outflow from capital expenditure and financial investment		(1,968)	(1,229)
Acquisitions and disposals			
Purchase of subsidiary undertakings		(41)	(61)
(Invested in)/received from joint ventures		(35)	62
Net cash (outflow)/inflow from acquisitions and disposals		(76)	1
Equity dividends paid		(254)	(262)
Cash outflow before use of liquid resources and financing		(794)	(321)
Management of liquid resources			
Increase in short-term deposits		–	(68)
Financing			
Ordinary shares issued for cash		88	20
Increase in other loans		928	322
New finance leases		13	29
Capital element of finance leases repaid		(46)	(20)
Net cash inflow from financing		983	351
Increase/(decrease) in cash		189	(38)
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash		189	(38)
Cash outflow from increase in debt and lease financing		(895)	(331)
Cash used to increase liquid resources		–	68
Amortisation of 4% unsecured deep discount loan stock and RPI bond		(7)	(4)
Other non-cash movements		(8)	(30)
Foreign exchange differences		(23)	(5)
Increase in net debt		(744)	(340)
Opening net debt	32	(2,060)	(1,720)
Closing net debt	32	(2,804)	(2,060)

Accounting policies and notes forming part of these financial statements are on pages 22 to 39.

ACCOUNTING POLICIES

Basis of financial statements

These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards and the Companies Act 1985.

The Group has adopted Financial Reporting Standard 18, 'Accounting Policies', during the year.

Basis of consolidation

The Group profit and loss account and balance sheet consist of the financial statements of the parent company, its subsidiary undertakings and the Group's share of interests in joint ventures. The accounts of the parent company's subsidiary undertakings are prepared to dates around 24 February 2001 apart from Global T.H., Tesco Polska Sp. z o.o., Tesco Stores ČR a.s., Tesco Stores SR a.s., Samsung Tesco Co. Limited, Tesco Taiwan Co. Limited and Ek-Chai Distribution System Co. Ltd which prepared accounts to 31 December 2000. In the opinion of the Directors it is necessary for the above named subsidiaries to prepare accounts to a date earlier than the rest of the Group to enable the timely publication of the Group financial statements.

The Group's interests in joint ventures are accounted for using the gross equity method. As a result of a change in its financial year end, the share of interests of joint ventures for the year to 24 February 2001 includes the results of the Tesco Personal Finance Group for the ten months to 31 December 2000.

Stocks

Stocks comprise goods held for resale and properties held for, or in the course of, development and are valued at the lower of cost and net realisable value. Stocks in stores are calculated at retail prices and reduced by appropriate margins to the lower of cost and net realisable value.

Money market deposits

Money market deposits are stated at cost. All income from these investments is included in the profit and loss account as interest receivable and similar income.

Fixed assets and depreciation

Fixed assets are carried at cost and include amounts in respect of interest paid on funds specifically related to the financing of assets in the course of construction.

Depreciation is provided on a straight-line basis over the anticipated useful economic lives of the assets. Following a review of the useful economic lives and the residual values of a number of classes of tangible fixed assets, these have been revised.

The principal changes have been to:

- Increase the period over which land premia is amortised from 25 years to 40 years.
- Provide additional depreciation where a decision has been made to replace a store, to write it down to its net realiseable value over its remaining useful economic life.

The net effect of these changes has not materially impacted the results for the year.

The following rates applied for the year ended 24 February 2001:

- Land premia paid in excess of the alternative use value – at 2.5% of cost.
- Freehold and leasehold buildings with greater than 40 years unexpired – at 2.5% of cost.
- Leasehold properties with less than 40 years unexpired are amortised by equal annual instalments over the unexpired period of the lease.
- Plant, equipment, fixtures and fittings and motor vehicles – at rates varying from 10% to 33%.

Goodwill

Goodwill arising from transactions entered into after 1 March 1998 is capitalised and amortised on a straight-line basis over its useful economic life, up to a maximum of 20 years.

All goodwill from transactions entered into prior to 1 March 1998 has been written off to reserves.

Impairment of fixed assets and goodwill

Fixed assets and goodwill are subject to review for impairment in accordance with Financial Reporting Standard 11, 'Impairment of Fixed Assets and Goodwill'. Any impairment is recognised in the profit and loss account in the year in which it occurs.

Leasing

Plant, equipment and fixtures and fittings which are the subject of finance leases are dealt with in the financial statements as tangible assets and equivalent liabilities at what would otherwise have been the cost of outright purchase.

Rentals are apportioned between reductions of the respective liabilities and finance charges, the latter being calculated by reference to the rates of interest implicit in the leases. The finance charges are dealt with under interest payable in the profit and loss account.

Leased assets are depreciated in accordance with the depreciation accounting policy over the anticipated working lives of the assets which generally correspond to the primary rental periods. The cost of operating leases in respect of land and buildings and other assets is expensed as incurred.

Deferred tax

Deferred taxation is provided on accelerated capital allowances and other timing differences, only to the extent that it is probable that a liability will crystallise.

Pensions

The expected cost of pensions in respect of the Group's defined benefit pension schemes is charged to the profit and loss account over the working lifetimes of employees in the schemes. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of employees.

Post-retirement benefits other than pensions

The cost of providing other post-retirement benefits, which comprise private healthcare, is charged to the profit and loss account so as to spread the cost over the service lives of relevant employees in accordance with the advice of qualified actuaries. Actuarial surpluses and deficits are spread over the expected remaining working lifetimes of relevant employees.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the financial year end exchange rates. Profits and losses of overseas subsidiaries are translated into sterling at average rates of exchange. Gains and losses arising on the translation of the net assets of overseas subsidiaries, less exchange differences arising on matched foreign currency borrowings, are taken to reserves and disclosed in the statement of total recognised gains and losses. Gains and losses on instruments used for hedging are recognised in the profit and loss account when the exposure that is being hedged is itself recognised.

Financial instruments

Derivative instruments utilised by the Group are interest rate swaps and caps, forward start interest rate swaps, cross currency swaps, forward rate agreements and forward exchange contracts and options. Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. Where the underlying exposure ceases to exist, any termination payments are taken to the profit and loss account.

Interest differentials on derivative instruments are recognised by adjusting net interest payable. Premia or discounts on derivative instruments are amortised over the shorter of the life of the instrument or the underlying exposure.

Currency swap agreements and forward exchange contracts are valued at closing rates of exchange. Resulting gains or losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs or is extinguished.

NOTE 1 Segmental analysis of sales, turnover, profit and net assets

The Group's operations of retailing and associated activities and property development are carried out in the UK, Republic of Ireland, France, Hungary, Poland, Czech Republic, Slovakia, Thailand, South Korea, and Taiwan. The results for Thailand, South Korea, Taiwan and continental European operations are for the year ended 31 December 2000.

	2001				2000			
	Sales including VAT £m	Turnover excluding VAT £m	Profit £m	Assets £m	Sales including VAT £m	Turnover excluding VAT £m	Profit £m	Assets £m
Continuing operations								
Retailing – UK	19,880	18,368	1,100	6,696	18,331	16,955	993	5,685
Property development	4	4	–	24	3	3	–	28
Total UK	19,884	18,372	1,100	6,720	18,334	16,958	993	5,713
Retailing – Rest of Europe	1,970	1,756	70	937	1,527	1,374	51	771
Retailing – Asia	919	860	4	539	497	464	(1)	374
	22,773	20,988	1,174		20,358	18,796	1,043	
Integration costs			–				(6)	
Goodwill amortisation			(8)				(7)	
Operating profit			1,166				1,030	
Share of operating profit from joint ventures			21				11	
Net loss on disposal of fixed assets			(8)				(9)	
Net interest payable			(125)				(99)	
Profit on ordinary activities before taxation			1,054				933	
Operating margin (prior to integration costs and goodwill amortisation)			5.6%				5.5%	
Capital employed				8,196				6,858
Net debt (note 19)				(2,804)				(2,060)
Net assets				5,392				4,798

The analysis of capital employed by geographical area is calculated on net assets excluding net debt. Inter-segmental turnover between the geographical areas of business is not material. Turnover is disclosed by origin. There is no material difference in turnover by destination.

The Group's share of sales in the joint ventures which is not included in the numbers above is £108m (2000 – £74m).

NOTE 2 Analysis of operating profit

	2001			2000		
	Continuing operations £m	Acquisitions £m	Total £m	Continuing operations £m	Acquisitions £m	Total £m
Turnover excluding VAT	20,988	–	20,988	18,666	130	18,796
Cost of sales	(19,400)	–	(19,400)	(17,242)	(123)	(17,365)
Gross profit	1,588	–	1,588	1,424	7	1,431
Administration expenses	(422)	–	(422)	(394)	(7)	(401)
Operating profit	1,166	–	1,166	1,030	–	1,030

Cost of sales includes distribution costs and store operating costs. Integration costs, goodwill amortisation and employee profit-sharing are included within administration expenses.

The charge made for integration costs relating to our Irish businesses is nil (2000 – £6m).

NOTE 3 Employee profit-sharing

This represents the amount allocated to the trustees of the profit-sharing scheme and is based on the UK profit after interest, before net 'isposal of fixed assets and taxation.

NOTE 4 Profit on ordinary activities before taxation

	2001 £m	2000 £m
Profit on ordinary activities is stated after charging the following:		
Depreciation	468	428
Goodwill amortisation	8	7
Operating lease costs (a)	177	158
Auditors' remuneration (b)	1	1
Employment costs (note 5)	2,047	1,865

a Operating lease costs include £34m for hire of plant and machinery (2000 – £37m).

b Auditors' remuneration amounted to £0.8m (2000 – £0.8m) and includes £0.1m (2000 – £0.1m) for the company. The auditors also received £0.9m (2000 – £3.6m) in respect of non-audit services of which £0.4m (2000 – £2.0m) related to overseas operations. These fees were principally in respect of acquisitions, taxation advice and systems implementation and training.

NOTE 5 Employment costs

	2001 £m	2000 £m
Employment costs during the year		
Wages and salaries	1,831	1,677
Social security costs	118	106
Other pension costs (note 26)	98	82
	2,047	1,865

Number of persons employed

The average number of employees per week during the year was: UK 177,527 (2000 – 169,500), Rest of Europe 31,334 (2000 – 24,665), Asia 16,527 (2000 – 11,051) and the average number of full-time equivalents was: UK 113,998 (2000 – 108,409), Rest of Europe 26,376 (2000 – 18,573) and Asia 11,836 (2000 – 7,914).

NOTE 6 Directors' emoluments and interests

Details of Directors' emoluments and interests are given in the report of the Directors on remuneration on pages 12 to 16.

NOTE 7 Net interest payable

	2001		2000	
	£m	£m	£m	£m
Interest receivable and similar income on money market investments and deposits		61		56
Less interest payable on:				
Short-term bank loans and overdrafts repayable within five years	(101)		(73)	
Finance charges payable on finance leases	(6)		(7)	
4% unsecured deep discount loan stock 2006 (a)	(9)		(9)	
RPI bond 2016 (b)	(7)		–	
10½% bonds 2002	(21)		(21)	
8¾% bonds 2003	(17)		(17)	
7½% bonds 2007	(24)		(25)	
5⅛% bonds 2009	(18)		(19)	
6⅝% bonds 2010	(4)		–	
6% bonds 2029	(12)		(2)	
Medium term notes	(1)		(15)	
Interest capitalised	52		41	
Share of interest of joint ventures	(18)		(8)	
		(186)		(155)
		(125)		(99)

a Interest payable on the 4% unsecured deep discount loan stock 2006 includes £4m (2000 – £4m) of discount amortisation.

b Interest payable on the RPI bond includes £3m (2000 – nil) of RPI related amortisation.

NOTE 8 Taxation

	2001 £m	2000 £m
UK taxation:		
Corporation tax at 30.0% (2000 – 30.1%)	314	287
Share of joint ventures	1	–
Prior year items	(42)	(40)
Deferred taxation (note 21) – current year	4	(1)
– prior year	(1)	–
	276	246
Overseas taxation:		
Corporation tax	10	10
Deferred taxation (note 21)	2	3
	288	259

NOTE 9 Dividends

	2001 Pence per share	2000 Pence per share	2001 £m	2000 £m
Declared interim	1.48	1.34	101	90
Proposed final	3.50	3.14	239	212
	4.98	4.48	340	302

NOTE 10 Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share have been calculated in accordance with Financial Reporting Standard 14,'Earnings per Share'. The standard requires that earnings should be based on the net profit attributable to ordinary shareholders. The calculation for earnings, including and excluding integration costs, net loss on disposal of fixed assets and goodwill amortisation, is based on the profit for the financial year of £767m (2000 – £674m).

For the purposes of calculating earnings per share, the number of shares is the weighted average number of ordinary shares in issue during the year of 6,792 million (2000 – 6,693 million).

The calculation for diluted earnings per share uses the weighted average number of ordinary shares in issue adjusted by the effects of all dilutive potential ordinary shares. The dilution effect is calculated on the full exercise of all ordinary share options granted by the Group, i[illegible] performance based options which the Group consider to have been earned. The calculation compares the difference between the exercise price of exercisable ordinary share options, weighted for the period over which they were outstanding, with the average daily mid-market closing price over the period.

	2001 million	2000 million
Weighted average number of dilutive share options	134	124
Weighted average number of shares in issue in the period	6,792	6,693
Total number of shares for calculating diluted earnings per share	6,926	6,817

NOTE 11 Intangible fixed assets

	Goodwill £m
Cost	
At 26 February 2000	148
Additions at cost (a)	26
At 24 February 2001	174
Amortisation	
At 26 February 2000	12
Charge for the period	8
At 24 February 2001	20
Net carrying value	
At 24 February 2001	154
At 26 February 2000	136

a Goodwill arising from additional investment in our Thailand business has been capitalised and amortised over 20 years in accordance with the provisions of Financial Reporting Standard 10, 'Goodwill and Intangible Assets'.

Goodwill arising from the transactions involving DunnHumby Associates Limited and iVillage UK Limited have been capitalised and amortised over 20 years in accordance with the provisions of Financial Reporting Standard 9, 'Associates and Joint Ventures' and Financial Reporting Standard 10, 'Goodwill and Intangible Assets' and is included in fixed asset investment additions (note 13).

NOTE 12 Tangible fixed assets

	Land and buildings £m	Plant equipment fixtures and fittings and vehicles £m	Total £m
Cost			
At 26 February 2000	8,005	2,808	10,813
Currency translation	17	8	25
Additions at cost (a)	1,509	435	1,944
	9,531	3,251	12,782
Disposals	(60)	(39)	(99)
At 24 February 2001	9,471	3,212	12,683
Depreciation			
At 26 February 2000	1,036	1,637	2,673
Currency translation	1	2	3
Charge for period	202	266	468
	1,239	1,905	3,144
Disposals	(9)	(32)	(41)
At 24 February 2001	1,230	1,873	3,103
Net book value (b) (c)			
At 24 February 2001	8,241	1,339	9,580
At 26 February 2000	6,969	1,171	8,140
Capital work in progress included above (d)			
At 24 February 2001	301	29	330
At 26 February 2000	189	49	238

a Includes £52m in respect of interest capitalised principally relating to land and building assets. The capitalisation rate used to determine the amount of finance costs capitalised during the period was 7.0%.

b Net book value includes capitalised interest at 24 February 2001 of £354m (2000 – £319m).

Plant, equipment, fixtures and fittings and vehicles subject to finance leases included in net book value are:

	Cost £m	Depreciation £m	Net book value £m
At 26 February 2000	276	227	49
Movement in the period	39	39	–
At 24 February 2001	315	266	49

c The net book value of land and buildings comprises:

	2001 £m	2000 £m
Freehold	7,200	6,022
Long leasehold – 50 years or more	586	553
Short leasehold – less than 50 years	455	394
At 24 February 2001	8,241	6,969

d Capital work in progress does not include land.

NOTE 13 Fixed asset investments

	Group		Company		
	Joint ventures (b) £m	Own shares (c) £m	Share in Group undertakings (a) £m	Loans to Group undertakings £m	Joint ventures (b) £m
At 26 February 2000	172	79	2,200	3,000	124
Additions	52	70	574	–	36
Share of profit of joint ventures	1	–	–	–	–
Disposals	(22)	(48)	–	–	(14)
At 24 February 2001	203	101	2,774	3,000	146

a The company's principal operating subsidiary undertakings are:

	Business	Share of equity capital	Country of incorporation
Tesco Stores Limited	Retail	100%	Registered in England
Tesco Property Holdings Limited	Property Investment	100%	Registered in England
Tesco Insurance Limited	Insurance	100%	Guernsey
Tesco Distribution Limited	Distribution	100%	Registered in England
[illegible]ill Properties Limited	Property Development	100%	Registered in England
Tesco Ireland Limited	Retail	100%	Republic of Ireland
Global T.H.	Retail	99%	Hungary
Tesco Polska Sp. z o.o.	Retail	100%	Poland
Tesco Stores ČR a.s.	Retail	100%	Czech Republic
Tesco Stores SR a.s.	Retail	100%	Slovakia
Samsung Tesco Co. Limited	Retail	81%	South Korea
Ek-Chai Distribution System Co. Ltd	Retail	99%	Thailand
Tesco Taiwan Co. Limited	Retail	100%	Taiwan, Republic of China
Tesco Stores Hong Kong Limited	Purchasing	100%	Hong Kong

All principal subsidiary undertakings, none of which are owned directly by Tesco PLC, operate in their country of incorporation.

b The Group's joint ventures are:

	Business	Share of issued share capital, loan capital and debt securities	Country of incorporation and principal country of operation
Shopping Centres Limited	Property Investment	50%	Registered in England
BLT Properties Limited	Property Investment	50%	Registered in England
Tesco BL Holdings Limited	Property Investment	50%	Registered in England
[illegible]ritish Land Property Partnership	Property Investment	50%	Registered in England
Tesco Personal Finance Group Limited	Personal Finance	50%	Registered in Scotland
Tesco Home Shopping Limited	Mail Order Retail	60%	Registered in England
iVillage UK Limited	Internet	50%	Registered in England
DunnHumby Associates Limited	Data Analysts	53%	Registered in England

The Group's share of gross assets and gross liabilities of the joint ventures is disclosed below:

	2001 £m	2000 £m
Gross assets	1,283	958
Gross liabilities	(1,094)	(786)
	189	172

c The investment in own shares represents 70 million 5p ordinary shares in Tesco PLC with a weighted average value of £1.44 each. These shares are held by a qualifying employee share trust (QUEST) in order to satisfy options under savings-related share option schemes which become exercisable over the next few years. The carrying value of £101m (market value £190m) represents the exercise amount receivable in respect of these shares subscribed for by the QUEST at market value. Funding is provided to the QUEST by Tesco Stores Limited, the company's principal operating subsidiary. The QUEST has waived its rights to dividends on these shares.

NOTE 13 Fixed asset investments continued

	2001 £m	2000 £m
The net (borrowings)/funds of the joint ventures, as at 24 February 2001, were as follows:		
Cash and deposits	1,795	1,445
Debenture stock – repayable 2001	–	(40)
Term bank loan – repayable 2003	(135)	(135)
Other loans	(1,953)	(1,225)
	(293)	45

There is no recourse to Group companies in respect of the borrowings of the joint ventures, apart from £12m (2000 – £16m) which has been guaranteed by Tesco PLC (note 29).

Details of transactions and balances with the joint ventures are set out in note 30.

NOTE 14 Stocks

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Goods held for resale	814	636	–	–
Development property	24	108	–	–
	838	744	–	–

Additions to development property include nil (2000 – £1m) of interest capitalised. Property disposed of included £1m (2000 – nil) of interest capitalised. Accumulated capitalised interest at 24 February 2001 was £5m (2000 – £6m).

NOTE 15 Debtors

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Amounts owed by Group undertakings	–	–	376	705
Prepayments and accrued income	18	37	419	419
Other debtors	261	178	34	22
Amounts owed by undertakings in which the company has a participating interest	43	37	45	37
	322	252	874	1,183

NOTE 16 Investments

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Money market deposits	253	256	–	19
Bonds and certificates of deposit (market value £2m, 2000 – £2m)	2	2	2	2
	255	258	2	21

NOTE 17 Creditors falling due within one year

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Bank loans and overdrafts (a) (b)	1,389	832	1,312	1,327
Trade creditors	1,538	1,248	–	–
Amounts owed to Group undertakings	–	–	876	905
Other creditors	627	603	55	19
Corporation tax	292	282	26	33
Other taxation and social security	114	78	–	1
Accruals and deferred income (c)	159	217	3	28
Finance leases (note 22)	24	15	–	–
Dividends	246	212	246	212
	4,389	3,487	2,518	2,525

a Bank deposits at subsidiary undertakings of £847m (2000 – £746m) have been offset against borrowings in the parent company under a legal right of set-off.

b Includes £12m (2000 – £11m) secured on various properties.

[illegible] of £45m, realised in a prior year, on terminated interest rate swaps is being spread over the life of replacement swaps entered into at the same time for similar [illegible] Accruals and deferred income include £5m (2000 – £6m) attributable to these realised gains with £2m (2000 – £6m) being included in other creditors falling due after more than one year (note 18).

NOTE 18 Creditors falling due after more than one year

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
4% unsecured deep discount loan stock 2006 (a)	94	90	94	90
Finance leases (note 22)	17	51	–	–
10⅜% bonds 2002 (b)	–	200	–	200
8¾% bonds 2003 (c)	200	200	200	200
7½% bonds 2007 (d)	325	325	325	325
5⅛% bonds 2009 (e)	350	350	350	350
6⅝% bonds 2010 (f)	150	–	150	–
4% RPI bonds 2016 (g)	203	–	203	–
6% bonds 2029 (h)	200	200	200	200
Medium term notes (i)	60	127	60	127
[illegible]ns (j)	326	16	237	–
	1,925	1,559	1,819	1,492
Accruals and deferred income (note 17)	2	6	–	–
	1,927	1,565	1,819	1,492

a The 4% unsecured deep discount loan stock is redeemable at a par value of £125m in 2006.

b The 10⅜% bonds are redeemable at a par value of £200m in 2002.

c The 8¾% bonds are redeemable at a par value of £200m in 2003.

d The 7½% bonds are redeemable at a par value of £325m in 2007.

e The 5⅛% bonds are redeemable at a par value of £350m in 2009.

f The 6⅝% bonds are redeemable at a par value of £150m in 2010.

g The 4% RPI bonds are redeemable at a par value of £200m, indexed for increases in the RPI over the life of the bond, in 2016.

h The 6% bonds are redeemable at a par value of £200m in 2029.

i The medium term notes are of various maturities and include foreign currency and sterling denominated notes swapped into floating rate sterling.

j Secured on various properties.

NOTE 19 Net debt

		Group		Company	
		2001 £m	2000 £m	2001 £m	2000 £m
Due within one year:	Bank and other loans	1,389	832	1,312	1,327
	Finance leases	24	15	–	–
Due within one to two years:	Bank and other loans	207	266	207	127
	Finance leases	11	13	–	–
Due within two to five years:	Bank and other loans	284	272	284	272
	Finance leases	6	11	–	–
Due wholly or in part by instalments after five years:	Finance leases	–	27	–	–
Due otherwise than by instalments after five years:	Bank and other loans	1,417	970	1,328	1,093
Gross debt		3,338	2,406	3,131	2,819
Less: Cash at bank and in hand		279	88	–	–
Money market investments and deposits		255	258	2	21
Net debt		2,804	2,060	3,129	2,798

NOTE 20 Financial instruments

An explanation of the objectives and policies for holding and issuing financial instruments is set out in the operating and financial review on pages 2 to 6. Other than where they have been included in the currency risk disclosures, short-term debtors and creditors have been excluded from the following analysis.

Analysis of interest rate exposure and currency of financial liabilities

The interest rate exposure and currency profile of the financial liabilities of the Group at 24 February 2001 after taking into account the effect of interest rate and currency swaps were:

	Floating rate liabilities £m	Fixed rate liabilities £m	2001 Total £m	Floating rate liabilities £m	Fixed rate liabilities £m	2000 Total £m
Currency						
Sterling	1,311	1,159	2,470	1,186	512	1,698
Euro	16	152	168	104	147	251
Thai baht	323	–	323	235	–	235
Other	377	–	377	222	–	222
Gross liabilities	2,027	1,311	3,338	1,747	659	2,406

	Fixed rate financial liabilities			
	2001		2000	
	Weighted average interest rate 24 Feb 2001 %	Weighted average time for which rate is fixed Years	Weighted average interest rate 26 Feb 2000 %	Weighted average time for which rate is fixed Years
Currency				
Sterling	6.5	9	6.7	15
Euro	5.7	2	5.8	3
Weighted average	6.5	9	6.7	12

Floating rate liabilities bear interest at rates based on relevant LIBOR equivalents. The interest rate profile of the Group has been further managed by the purchase of interest rate caps with an aggregate notional principal of £100m (2000 – £100m), an average strike price of 8.3% and a one and a half year maturity. The current value of these contracts, if realised, is nil (2000 – nil). Additionally, forward start interest rate swaps were outstanding at the year end, fixing the interest cost at 6.3% on £385m of debt for four years from October 2001 and on £300m for three years from October 2002 (2000 – nil). Retail Price Index linked funding of £200m, maturing 2016, was issued during the year and has been classified as fixed rate debt. The interest rate payable on this debt is 4.0% and the principal is linked to the Retail Price Index.

NOTE 20 Financial instruments continued

Analysis of interest rate exposure and currency of financial assets

The interest rate exposure and currency profile of the financial assets of the Group at 24 February 2001 were:

	Cash at bank and in hand £m	Short-term deposits £m	Other £m	2001 Total £m	Cash at bank and in hand £m	Short-term deposits £m	Other £m	2000 Total £m
Sterling	94	22	43	159	–	75	37	112
Other	185	233	–	418	88	183	–	271
Total financial assets	279	255	43	577	88	258	37	383

Other financial assets are in respect of amounts owed by undertakings in which the company has a participating interest, which attract a rate of interest of 6.7% (2000 – 6.7%). Surplus funds are invested in accordance with approved limits on security and liquidity and bear rates of interest based on relevant LIBOR equivalents. Cash at bank and in hand includes non-interest bearing cash and cash in transit.

Borrowing facilities

The Group has the following undrawn committed facilities available at 24 February 2001 in respect of which all conditions precedent had been met at that date:

	2001 £m	2000 £m
Expiring within one year	–	110
Expiring between one and two years	330	55
Expiring in more than two years	550	600
	880	765

All facilities incur commitment fees at market rates and would provide funding at floating rates.

Currency exposures

Within the Group, the principal differences on exchange arising which are taken to the profit and loss account relate to purchases made by Group companies in currencies other than their reporting currencies. After taking account of local forward currency purchases used to hedge these transactions, there were no significant balances on these exposures at year end. Also, rolling hedges of up to 18 months duration are maintained against the value of investments in, and long-term intercompany loans to, overseas subsidiaries and, to the extent permitted in SSAP20, differences on exchange are taken to the statement of total recognised gains and losses.

Fair values of financial assets and financial liabilities

	2001 Book value £m	2001 Fair value £m	2000 Book value £m	2000 Fair value £m
[illegible]nancial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(1,413)	(1,420)	(847)	(847)
Long-term borrowings	(1,925)	(1,974)	(1,559)	(1,563)
Short-term deposits	255	255	258	258
Cash at bank and in hand	279	279	88	88
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps and similar instruments	–	12	–	4
Forward foreign currency contracts	(12)	(18)	(9)	(9)
Swap profit crystallisation	(7)	(7)	(12)	(12)
	(2,823)	(2,873)	(2,081)	(2,081)

Other significant financial instruments outstanding at the year end are £220m (2000 – £44m) nominal value forward foreign exchange contracts hedging the cost of foreign currency denominated purchases. On a mark-to-market basis, these contracts show a loss of £6m (2000 – nil). The remaining £12m (2000 – £9m) relates to losses on forward foreign currency contracts hedging investments in overseas subsidiaries. In accordance with SSAP20 these differences on exchange are taken to the statement of total recognised gains and losses. The fair values of the interest rate swaps, forward foreign currency contracts and long-term sterling denominated fixed rate debt have been determined by reference to prices available from the markets on which the instruments are traded. The fair values of all other items have been calculated by discounting expected future cash flows at prevailing interest rates.

NOTE 20 Financial instruments continued

Hedges

As explained in the operating and financial review on pages 2 to 6, the Group hedges exposures to interest rate and currency risk. The table below shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	Unrecognised		Total net	Deferred		Total net
	Gains £m	Losses £m	gains/(losses) £m	Gains £m	Losses £m	gains/(losses) £m
At 26 February 2000	14	(10)	4	12	–	12
Arising in previous years and recognised in the year ended 24 February 2001	(3)	2	(1)	(5)	–	(5)
Arising in the period to be recognised in future years	30	(27)	3	–	–	–
At 24 February 2001	41	(35)	6	7	–	7
Expected to be recognised in the year ended 23 February 2002	(10)	12	2	(5)	–	(5)

NOTE 21 Provisions for liabilities and charges

	Deferred taxation £m
At 26 February 2000	19
Amount charged in the year	5
At 24 February 2001	24

	Amount provided		Potential amount for deferred tax on timing differences	
	2001 £m	2000 £m	2001 £m	2000 £m
Deferred taxation				
Excess capital allowances over depreciation	3	1	405	358
Capital gains deferred by rollover relief	–	–	–	(6)
Short-term timing differences	21	18	21	18
	24	19	426	370

Deferred taxation balances relate principally to short-term timing differences. Where possible, taxation on capital gains has been or will be deferred by rollover relief under the provisions of the Taxation of Chargeable Gains Act 1992.

NOTE 22 Leasing commitments

Finance leases

	£m
The future minimum finance lease payments to which the Group was committed at 24 February 2001 and which have been guaranteed by Tesco PLC are:	
Gross rental obligations	59
Less: finance charges allocated to future periods	(18)
	41

	2001 £m	2000 £m
Net amounts payable are:		
Within one year	24	15
Between one and five years	17	24
After five years	–	27
	41	66

NOTE 22 Leasing commitments continued

Operating leases

	Land and buildings		Other	
	2001 £m	2000 £m	2001 £m	2000 £m
Group commitments during the 52 weeks to 23 February 2002, in terms of lease agreements expiring, are as follows:				
Within one year	3	–	1	4
Between one and five years	12	2	23	16
After five years	131	133	9	14
	146	135	33	34

NOTE 23 Called up share capital

	Ordinary shares of 5p each	
	Number	£m
[illegible]ed at 26 February 2000	9,200,000,000	460
Authorised during the year	–	–
Authorised at 24 February 2001	9,200,000,000	460
Allotted, issued and fully paid:		
Issued at 26 February 2000	6,823,019,359	341
Scrip dividend election	22,416,148	1
Share options	86,789,696	5
Issued at 24 February 2001	6,932,225,203	347

During the year, 109.2 million shares were issued for an aggregate consideration of £227m, which comprised £52m for scrip dividend and £175m for share options.

Between 24 February 2001 and 9 April 2001, options on 3,611,573 ordinary shares and 658,897 ordinary shares have been exercised under the terms of the savings-related share option scheme (1981) and the executive share option schemes (1984, 1994 and 1996) respectively.

As at 24 February 2001 the Directors were authorised to purchase up to a maximum in aggregate of 683 million ordinary shares.

NOTE 24 Reserves

	Group		Company	
	2001 £m	2000 £m	2001 £m	2000 £m
Share premium account				
At 26 February 2000	1,650	1,577	1,650	1,577
Premium on issue of shares less costs	169	52	169	52
Scrip dividend election	51	21	51	21
At 24 February 2001	1,870	1,650	1,870	1,650
Other reserves				
At 24 February 2001 and 26 February 2000	40	40	–	–
Profit and loss account				
At 26 February 2000	2,738	2,426	520	783
Loss on foreign currency net investments	(2)	(36)	(4)	(3)
Issue of shares	(64)	(24)	–	–
Retained profit/(loss) for the financial year	427	372	(274)	(260)
At 24 February 2001	3,099	2,738	242	520

NOTE 24 Reserves continued

Other reserves comprise a merger reserve arising on the acquisition of Hillards plc in 1987.

In accordance with section 230 of the Companies Act 1985 a profit and loss account for Tesco PLC, whose result for the year is shown above, has not been presented in these accounts.

The cumulative goodwill written off against the reserves of the Group as at 24 February 2001 amounted to £718m (2000 – £718m). During the year, the qualifying share ownership trust (QUEST) subscribed for 50 million shares from the company. The amount of £64m shown above represents contributions to the QUEST from subsidiary undertakings.

NOTE 25 Share options

Company schemes

The company had six principal share option schemes in operation during the year:

i The savings-related share option scheme (1981) permits the grant to employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £5 and £250 per month. Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 80% of the middle market quotation of an ordinary share immediately prior to the date of grant.

ii The Irish savings-related share option scheme (2000) permits the grant to Irish employees of options in respect of ordinary shares linked to a building society/bank save-as-you-earn contract for a term of three or five years with contributions from employees of an amount between £10 and £250 per month (£IR). Options are capable of being exercised at the end of the three and five year period at a subscription price not less than 75% of the middle market quotation of an ordinary share immediately prior to the date of grant.

iii The executive share option scheme (1984) permitted the grant of options in respect of ordinary shares to selected executives. The scheme expired after ten years on 9 November 1994. Options were generally exercisable between three and ten years from the date of grant at a subscription price determined by the Board but not less than the middle market quotation within the period of 30 days prior to the date of grant. Some options have been granted at a discount of 15% of the standard option price but the option holder may take advantage of that discount only if, in accordance with investor protection ABI guidelines, certain targets related to earnings per share are achieved.

iv The executive share option scheme (1994) was adopted on 17 October 1994. The principal difference between this scheme and the previous scheme is that the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

v The unapproved executive share option scheme (1996) was adopted on 7 June 1996. This scheme was introduced following legislative changes which limited the number of options which could be granted under the previous scheme. As with the previous scheme, the exercise of options will normally be conditional upon the achievement of a specified performance target related to the annual percentage growth in earnings per share over any three year period. There will be no discounted options granted under this scheme.

vi The international executive share option scheme was adopted on 20 May 1994. This scheme permits the grant to selected non-UK executives of options to acquire ordinary shares on substantially the same basis as their UK counterparts. Options are normally exercisable between three and ten years from their grant at a price of not less than the average of the middle market quotations for the ordinary shares for the three dealing days immediately preceding their grant and will normally be conditional on the achievement of a specified performance target determined by the Remuneration Committee when the options are granted. There will be no discounted options granted under this scheme.

The company has granted outstanding options in connection with the six schemes as follows:

Savings-related share option scheme (1981)

Date of grant	Number of executives and employees	Shares under option 24 Feb 2001	Subscription prices (pence)
26 October 1994	6	10,053	61.7
27 October 1995	1,716	3,951,926	83.3
31 October 1996	10,819	26,875,977	83.0
30 October 1997	14,483	25,573,687	121.7
29 October 1998	46,118	57,609,785	136.0
28 October 1999	49,704	43,909,582	151.0
26 October 2000	67,307	48,322,256	198.0

NOTE 25 Share options continued

Irish savings-related share option scheme (2000) Date of grant	Number of executives and employees	Shares under option 24 Feb 2001	Subscription prices (pence)
2 June 2000	2,107	2,108,938	163.0
26 October 2000	956	717,199	198.0

Tesco has taken advantage of the exemptions applicable to Inland Revenue approved SAYE share option schemes and equivalent overseas schemes under Urgent Issues Task Force Abstract 17 (revised 2000), 'Employee Share Schemes'.

Executive share option scheme (1984) Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
17 May 1991	1	15,000	91.3
29 May 1992	37	1,166,303	92.3
29 October 1992	1	62,211	72.3
27 May 1993	1	51,150	72.3
10 June 1994	73	1,733,271	70.0
12 August 1994	1	471,372	81.0
[illegible]ember 1994	4	100,800	77.3

Executive share option scheme (1994) Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
27 April 1995	5	638,625	90.3
13 October 1995	155	3,557,830	104.0

Executive share option scheme (1996) Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
3 July 1996	7	1,269,204	98.3
23 September 1996	212	5,502,564	99.7
17 April 1997	427	7,637,999	117.7
7 October 1997	22	2,999,322	151.7
17 November 1997	1	34,731	160.3
21 May 1998	1,249	21,037,917	176.7
30 September 1998	31	1,421,071	164.0
28 January 1999	1,316	21,183,604	178.0
24 May 1999	8	882,044	179.4
[illegible]ber 1999	41	2,329,427	184.0
30 November 1999	8	1,098,962	173.0
20 April 2000	31	2,076,119	209.5
26 June 2000	1,753	21,967,102	205.0

International executive share option scheme Date of grant	Number of executives	Shares under option 24 Feb 2001	Subscription prices (pence)
7 October 1997	73	1,229,190	151.7
21 May 1998	270	2,613,000	176.7
28 January 1999	343	3,542,500	178.0
24 May 1999	18	520,746	179.4
26 June 2000	488	5,376,315	205.0

NOTE 26 Pension commitments

The Group operates a funded defined benefit pension scheme for full-time employees in the UK, the assets of which are held as a segregated fund and administered by trustees. The total cost of the scheme to the Group was £71m (2000 – £60m).

An independent actuary, using the projected unit method, carried out the latest actuarial assessment of the scheme at 5 April 1999. The assumptions that have the most significant effect on the results of the valuation are those relating to the rate of return on investments and the rate of increase in salaries and pensions.

The key assumptions made were:

Rate of return on investments	7.25%
Rate of increase in salaries	4.50%
Rate of increase in pensions	2.75%

At the date of the latest actuarial valuation, the market value of the scheme's assets was £1,297m and the actuarial value of these assets represented 96% of the benefits that had accrued to members, after allowing for expected future increases in earnings. The actuarial shortfall of £53m will be met via increased contributions over a period of 11 years, being the expected average remaining service lifetime of employed members.

The Group also operates a defined contribution pension scheme for part-time employees which was introduced on 6 April 1988. The assets of the scheme are held separately from those of the Group, being invested with an insurance company. The pension cost represents contributions payable by the Group to the insurance company and amounted to £20m (2000 – £19m). There were no material amounts outstanding to the insurance company at the year end.

The Group operates a number of pension schemes worldwide, most of which are defined contribution schemes. The contributions payable for non-UK schemes of £7m (2000 – £3m) have been fully expensed against profits in the current year. A defined benefit scheme operates in the Republic of Ireland. At the latest actuarial valuation carried out at 1 April 1998, the market value of the scheme's assets was £42m and the actuarial value of these assets represented 129% of the benefits that had accrued to members, after allowing for expected future increases in earnings.

NOTE 27 Post-retirement benefits other than pensions

The company operates a scheme offering post-retirement healthcare benefits. The cost of providing for these benefits has been accounted for on a basis similar to that used for defined benefit pension schemes.

The liability as at 24 February 1996 of £10m, which was determined in accordance with the advice of qualified actuaries, is being spread forward over the service lives of relevant employees and £1m (2000 – £1m) has been charged to the profit and loss account. An accrual of £5m (2000 – £4m) is being carried in the balance sheet. It is expected that payments will be tax deductible, at the company's tax rate, when made.

NOTE 28 Capital commitments

At 24 February 2001 there were commitments for capital expenditure contracted for but not provided of £725m (2000 – £303m), principally relating to the overseas store development programme.

NOTE 29 Contingent liabilities

Certain bank loans and overdraft facilities of joint ventures have been guaranteed by Tesco PLC. At 24 February 2001, the amounts outstanding on these facilities were £12m (2000 – £16m).

The company has irrevocably guaranteed the liabilities as defined in Section 5(c) of the Republic of Ireland (Amendment Act) 1986 of various subsidiary undertakings incorporated in the Republic of Ireland.

NOTE 30 Related party transactions

During the year there were no material transactions or amounts owed or owing with any of the Group's key management or members of their close family.

During the year the Group traded with its ten joint ventures: Shopping Centres Limited, BLT Properties Limited, Tesco British Land Property Partnership, Tesco BL Holdings Limited, Tesco Personal Finance Group Limited, Tesco Personal Finance Life Limited, Tesco Personal Finance Investments Limited, Tesco Home Shopping Limited, iVillage UK Limited and DunnHumby Associates Limited. The main transactions during the year were:

i Equity funding of £34m (£32m in Tesco Personal Finance Group Limited, and £2m in DunnHumby Associates Limited).

ii The Group sold a property to BLT Properties Limited for £14m and acquired a property from BLT Properties Limited for £15m.

NOTE 30 Related party transactions continued

iii The Group made rental payments of £3m (2000 – £3m), £12m (2000 – £11m), £3m (2000 – £16m) and £15m (2000 – nil) to Shopping Centres Limited, BLT Properties Limited, Tesco British Land Property Partnership and Tesco BL Holdings Limited respectively.

iv The Group has charged Tesco Personal Finance Limited (a 100% subsidiary of Tesco Personal Finance Group Limited) an amount totalling £15m (2000 – £12m) in respect of services, loan interest and assets transferred, of which £2m (2000 – £2m) was outstanding at 24 February 2001. Tesco Personal Finance Limited received fees totalling £2m (2000 – £3m) from the Group for managing certain financial products.

v The Group has charged Tesco Home Shopping Limited an amount totalling £5m (2000 – £3m) in respect of services, loan interest and assets transferred, of which nil (2000 – £1m) was outstanding at 24 February 2001. In addition, an amount of £1m relating to group relief was outstanding at 24 February 2001 (2000 – nil).

vi The Group has charged BLT Properties Limited an amount totalling £1m in respect of services, loan interest and assets transferred.

vii DunnHumby Associates Limited has made sales to the Group totalling £1m, and has loaned the Group £2m.

viii The Group made loans totalling £5m to Tesco Home Shopping Limited. A loan of £10m to Shopping Centres Limited has been repaid to the Group.

NOTE 31 Reconciliation of operating profit to net cash inflow from operating activities

	2001 £m	2000 £m
Operating profit	1,166	1,030
Depreciation and goodwill amortisation	476	435
Increase in goods held for resale	(174)	(47)
Decrease/(increase) in development property	82	(40)
Increase in debtors	(72)	(45)
Increase in trade creditors	287	156
Increase in other creditors	172	24
Decrease in working capital (a)	295	48
Net cash inflow from operating activities	1,937	1,513

a The decrease in working capital includes the impact of translating foreign currency working capital movements at average exchange rates rather than year end exchange rates.

NOTE 32 Analysis of changes in net debt

	At 26 Feb 2000 £m	Cash flow £m	Other non-cash changes £m	Exchange movements £m	At 24 Feb 2001 £m
Cash at bank and in hand	88	189	–	2	279
Overdrafts	(35)	27	–	–	(8)
	53	216	–	2	271
Money market investments and deposits	258	–	–	(3)	255
Bank and other loans	(797)	(576)	(7)	(1)	(1,381)
Finance leases	(15)	(1)	(8)	–	(24)
Debt due within one year	(812)	(577)	(15)	(1)	(1,405)
Bank and other loans	(1,508)	(379)	–	(21)	(1,908)
Finance leases	(51)	34	–	–	(17)
Debt due after one year	(1,559)	(345)	–	(21)	(1,925)
	(2,060)	(706)	(15)	(23)	(2,804)

FIVE YEAR RECORD

Year ended February	1997	1998	1999	2000	2001
Financial statistics £m					
Group turnover including VAT	14,984	17,779	18,546	20,358	22,773
Turnover excluding VAT					
UK	13,118	14,971	15,835	16,958	18,372
Rest of Europe	769	1,481	1,167	1,374	1,756
Asia	–	–	156	464	860
	13,887	16,452	17,158	18,796	20,988
Operating profit [2]					
UK	760	875	919	993	1,100
Rest of Europe	14	37	48	51	70
Asia	–	–	(2)	(1)	4
	774	912	965	1,043	1,174
Operating margin [2]					
UK	5.8%	5.8%	5.8%	5.9%	6.0%
Rest of Europe	1.8%	2.5%	4.1%	3.7%	4.0%
Asia	–	–	(1.3)%	(0.2)%	0.5%
Total Group	5.6%	5.5%	5.6%	5.5%	5.6%
Share of profit/(loss) from joint ventures	–	(6)	6	11	21
Net interest payable	(24)	(74)	(90)	(99)	(125)
Profit [3]	750	832	881	955	1,070
Ireland integration costs	–	(63)	(26)	(6)	–
Goodwill amortisation	–	–	(5)	(7)	(8)
Net loss on disposal of discontinued operations [4]	–	(8)	–	–	–
Net loss on disposal of fixed assets	–	(1)	(8)	(9)	(8)
Profit on ordinary activities before taxation	750	760	842	933	1,054
Taxation	(230)	(228)	(237)	(259)	(288)
Minority interests	–	–	1	–	1
Profit for the financial year	520	532	606	674	767
Adjusted diluted earnings per share [3]	7.83p	8.84p	9.37p	10.18p	11.31p
Adjusted earnings per share	8.03p	9.05p	9.59p	10.36p	11.53p
Dividend per share	3.45p	3.87p	4.12p	4.48p	4.98p
Net worth – £m [5]	3,890	3,903	4,377	4,798	5,392
Return on shareholders' funds [6]	20.1%	21.3%	21.3%	20.9%	21.1%
Return on capital employed [7]	17.1%	18.7%	17.2%	16.1%	15.8%
Net assets per share [8]	60p	59p	65p	70p	78p
Group statistics					
Number of stores	758	781	821	845	907
Total sales area – 000 sq ft	16,747	18,254	21,353	24,039	28,362
Full-time equivalent employees	98,463	119,127	126,914	134,896	152,210
UK retail productivity £					
Turnover per employee [9]	146,326	149,799	151,138	156,427	161,161
Profit per employee [9]	8,478	8,755	8,771	9,160	9,649
Wages per employee [9]	14,222	15,079	15,271	15,600	16,087
Weekly sales per sq ft [10,11]	19.74	20.48	21.05	21.43	22.01
UK retail statistics					
Number of stores	568	618	639	659	692
Total sales area – 000 sq ft [11]	14,036	15,215	15,975	16,895	17,965
Average store size (sales area – sq ft) [12]	26,300	26,600	26,654	27,720	28,573
Full-time equivalent employees [13]	89,649	99,941	104,772	108,409	113,998
Share price (pence)					
Highest	123	180	202	197	286
Lowest	88	113	157	156	169
Year end	116	172	177	169	271

notes

1 53 week period.

2 Excludes integration costs and goodw amortisation. Operating margin is based upon turnover exclusive of VAT

3 Underlying profit, adjusted and adjusted diluted, earnings per share excludes net loss on disposal of fixed assets, loss on disposal of discontinued operations, Ireland integration costs and goodwill amortisation.

4 Represents loss on disposal of discontinued operations.

5 Total capital employed at the year end.

6 Underlying profit divided by weighted average shareholders' funds.

7 Operating profit divided by average capital employed.

8 Based on number of shares at year end.

9 Based on turnover exclusive of VAT, operating profit and total staff cost per full-time equivalent employee.

10 Based on weighted average sales area and turnover inclusive of VAT excluding property development.

11 Store sizes exclude lobby and restaurant areas.

12 Average store sizes exclude Metro and Express stores.

13 Based on average number of full-time equivalent employees in the UK.